UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: March 10, 2015	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

Intertape Polymer Group Inc.

Consolidated Financial Statements

December 31, 2014, 2013 and 2012

Management’s Responsibility for Financial Statements

The consolidated financial statements of Intertape Polymer Group Inc. (the “Company”) and other financial information are the responsibility of the Company’s management and have been examined and approved by its Board of Directors. These consolidated financial statements have been prepared by management in accordance with International Financial Reporting Standards (“IFRS”) and include some amounts that are based on management’s best estimates and judgments. The selection of accounting principles and methods is management’s responsibility.

Management is responsible for the design, establishment and maintenance of appropriate internal control and procedures over financial reporting, to ensure that financial statements for external purposes are fairly presented in conformity with IFRS. Pursuant to these internal control and procedures, processes have been designed to ensure that the Company’s transactions are properly authorized, the Company’s assets are safeguarded against unauthorized or improper use, and the Company’s transactions are properly recorded and reported to permit the preparation of the Company’s consolidated financial statements in conformity with IFRS.

Management recognizes its responsibility for conducting the Company’s affairs in a manner to comply with the requirements of applicable laws and for maintaining proper standards of conduct in its activities.

The Board of Directors assigns its responsibility for the consolidated financial statements and other financial information to the Audit Committee, all of whom are independent directors.

The Audit Committee’s role is to examine the consolidated financial statements and annual report and once approved, recommend that the Board of Directors approve them, examine internal control over financial reporting and information protection systems and all other matters relating to the Company’s accounting and finances. In order to do so, the Audit Committee meets periodically with the external auditors to review their audit plan and discuss the results of their examinations. The Audit Committee is also responsible for recommending the nomination of the external auditors.

The Company’s external independent registered public accounting firm, Raymond Chabot Grant Thornton LLP, was appointed by the Shareholders at the Annual Meeting of Shareholders on June 11, 2014, to conduct the integrated audit of the Company’s consolidated financial statements, and the Company’s internal control over financial reporting. Their reports indicating the scope of their audits and their opinions on the consolidated financial statements and the Company’s internal control over financial reporting follow.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2015

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting as well as the preparation of financial statements for external reporting purposes in accordance with International Financial Reporting Standards (“IFRS”).

Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the company’s financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements and, even when determined to be effective, can only provide reasonable assurance with respect to financial statements preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

Management conducted an assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2014 based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2014 based on those criteria.

The Company’s internal control over financial reporting as of December 31, 2014 has been audited by Raymond Chabot Grant Thornton LLP, the Company’s external independent registered public accounting firm, as stated in their report which follows.

/s/ Gregory A.C. Yull

Gregory A.C. Yull

President and Chief Executive Officer

/s/ Jeffrey Crystal

Jeffrey Crystal

Chief Financial Officer

Sarasota, Florida and Montreal, Quebec

March 9, 2015

Independent Auditor’s Report of

Registered Public Accounting Firm

To the Shareholders of

Intertape Polymer Group Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Intertape Polymer Group Inc. which comprise the consolidated balance sheets as at December 31, 2014 and 2013 and the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Intertape Polymer Group Inc. as at December 31, 2014 and 2013, and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2014 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2014, based on the criteria established in “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 9, 2015, expressed an unqualified opinion on Intertape Polymer Group Inc.’s internal control over financial reporting.

Montreal, Canada March 9, 2015

[1] CPA auditor, CA, public accountancy permit No. A120795

Independent Auditor’s Report of

Registered Public Accounting Firm on

Internal Control over Financial Reporting

To the Shareholders of

Intertape Polymer Group Inc.

We have audited Intertape Polymer Group Inc.’s internal control over financial reporting as at December 31, 2014, based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Management’s Responsibility

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting.

Auditor’s Responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as at December 31, 2014 based on criteria established in “2013 Internal Control — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with Canadian generally accepted auditing standards and standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of Intertape Polymer Group Inc. as at December 31, 2014 and 2013 and for each of the years in the three-year period ended December 31, 2014 and our report dated March 9, 2015 expressed an unqualified opinion thereon.

Montreal, Canada March 9, 2015

[1] CPA auditor, CA, public accountancy permit No. A120795

Intertape Polymer Group Inc.

Consolidated Earnings

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars, except per share amounts)

	2014	2013	2012
	$	$	$
Revenue	812,732	781,500	784,430
Cost of sales	649,099	623,006	645,681

Gross profit	163,633	158,494	138,749

Selling, general and administrative expenses	85,955	82,682	79,135
Research expenses	7,873	6,900	6,227

	93,828	89,582	85,362

Operating profit before manufacturing facility closures, restructuring and other related charges	69,805	68,912	53,387
Manufacturing facility closures, restructuring and other related charges (Note 4)	4,927	30,706	18,257

Operating profit	64,878	38,206	35,130
Finance costs (Note 3)
Interest	4,631	5,707	13,233
Other expense, net	1,528	946	1,303

	6,159	6,653	14,536

Earnings before income tax expense (benefit)	58,719	31,553	20,594
Income tax expense (benefit) (Note 5)
Current	3,665	3,622	927
Deferred	19,238	(39,426)	(714)

	22,903	(35,804)	213

Net earnings	35,816	67,357	20,381

Earnings per share (Note 6)
Basic	0.59	1.12	0.35
Diluted	0.58	1.09	0.34

The accompanying notes are an integral part of the consolidated financial statements and Note 3 presents additional information on consolidated earnings.

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars)

	2014	2013	2012
	$	$	$
Net earnings	35,816	67,357	20,381

Other comprehensive income (loss)
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil in 2012)	—	—	227
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil in 2012)	—	—	(214)
Change in cumulative translation adjustments	(7,343)	(3,978)	2,002

Items that will be reclassified subsequently to net earnings	(7,343)	(3,978)	2,015

Remeasurement of defined benefit liability (net of income tax (expense) benefit of $3,183, ($6,160) in 2013 and $1,047 in 2012) (Note 17)	(5,023)	11,501	(4,310)
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)	—	4,671	—

Items that will not be reclassified subsequently to net earnings	(5,023)	16,172	(4,310)

Other comprehensive income (loss)	(12,366)	12,194	(2,295)

Comprehensive income for the period	23,450	79,551	18,086

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2012

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive income
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Reserve for cash flow hedges	Total	Deficit	Total shareholders’ equity
		$	$	$	$	$	$	$
Balance as of December 31, 2011	58,961,050	348,148	16,611	1,206	(13)	1,193	(228,774)	137,178

Transactions with owners
Exercise of stock options (Note 15)	663,989	2,017						2,017
Excess tax benefit on exercised stock options (Note 5)		773						773
Stock-based compensation expense (Note 15)			539					539
Stock-based compensation expense credited to capital on options exercised (Note 15)		764	(764)					—
Dividends on common stock (Note 15)							(4,759)	(4,759)

	663,989	3,554	(225)				(4,759)	(1,430)

Net earnings							20,381	20,381

Other comprehensive loss
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income tax expense of nil)					227	227		227
Settlement of forward foreign exchange rate contracts, transferred to earnings (net of income tax expense of nil)					(214)	(214)		(214)
Remeasurement of defined benefit liability (net of income tax benefit of $1,047) (Note 17)							(4,310)	(4,310)
Changes to cumulative translation adjustments				2,002		2,002		2,002

				2,002	13	2,015	(4,310)	(2,295)

Comprehensive income for the period				2,002	13	2,015	16,071	18,086

Balance as of December 31, 2012	59,625,039	351,702	16,386	3,208	—	3,208	(217,462)	153,834

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2013

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2012 (balance carried forward)	59,625,039	351,702	16,386	3,208	(217,462)	153,834

Transactions with owners
Exercise of stock options (Note 15)	1,151,610	3,760				3,760
Excess tax benefit on exercised stock options (Note 5)		2,030				2,030
Excess tax benefit on outstanding stock options (Note 5)			4,675			4,675
Stock-based compensation expense (Note 15)			1,145			1,145
Stock-based compensation expense credited to capital on options exercised (Note 15)		1,709	(1,709)			—
Dividends on common stock (Note 15)					(14,567)	(14,567)

	1,151,610	7,499	4,111		(14,567)	(2,957)

Net earnings					67,357	67,357
Other comprehensive income
Remeasurement of defined benefit liability (net of income tax expense of $6,160) (Note 17)					11,501	11,501
Deferred tax benefit due to the recognition of US deferred tax assets (Note 5)					4,671	4,671
Changes to cumulative translation adjustments				(3,978)		(3,978)

				(3,978)	16,172	12,194

Comprehensive income for the period				(3,978)	83,529	79,551

Balance as of December 31, 2013	60,776,649	359,201	20,497	(770)	(148,500)	230,428

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Changes in Shareholders’ Equity

Year ended December 31, 2014

(In thousands of US dollars, except for number of common shares)

	Capital stock			Accumulated other comprehensive loss
	Number	Amount	Contributed surplus	Cumulative translation adjustment account	Deficit	Total shareholders’ equity
		$	$	$	$	$
Balance as of December 31, 2013 (balance carried forward)	60,776,649	359,201	20,497	(770)	(148,500)	230,428

Transactions with owners
Exercise of stock options (Note 15)	256,677	843				843
Excess tax benefit on exercised stock options (Note 5)		732	(732)			—
Excess tax benefit on outstanding stock awards (Note 5)			2,535			2,535
Stock-based compensation expense (Note 15)			2,482			2,482
Stock-based compensation expense credited to capital on options exercised (Note 15)		289	(289)			—
Repurchases of common stock (Note 15)	(597,500)	(3,225)			(4,597)	(7,822)
Dividends on common stock (Note 15)					(24,416)	(24,416)

	(340,823)	(1,361)	3,996		(29,013)	(26,378)

Net earnings					35,816	35,816
Other comprehensive loss
Remeasurement of defined benefit liability (net of income tax benefit of $3,183) (Note 17)					(5,023)	(5,023)
Changes to cumulative translation adjustments				(7,343)		(7,343)

				(7,343)	(5,023)	(12,366)

Comprehensive income for the period				(7,343)	30,793	23,450

Balance as of December 31, 2014	60,435,826	357,840	24,493	(8,113)	(146,720)	227,500

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Cash Flows

Years ended December 31, 2014, 2013 and 2012

(In thousands of US dollars)

	2014	2013	2012
	$	$	$
OPERATING ACTIVITIES
Net earnings	35,816	67,357	20,381
Adjustments to net earnings
Depreciation and amortization	26,169	27,746	30,397
Income tax expense (benefit)	22,903	(35,804)	213
Interest expense	4,631	5,707	13,233
Charges in connection with manufacturing facility closures, restructuring and other related charges	284	23,863	14,958
Stock-based compensation expense	6,185	4,937	1,832
Pension and other post-retirement benefits expense	4,495	3,077	3,702
(Gain) loss on foreign exchange	548	(100)	(56)
Other adjustments for non cash items	224	(386)	(108)
Income taxes paid, net	(4,329)	(1,371)	(291)
Contributions to defined benefit plans	(2,196)	(4,222)	(5,562)

Cash flows from operating activities before changes in working capital items	94,730	90,804	78,699

Changes in working capital items
Trade receivables	(4,258)	(2,778)	6,269
Inventories	(4,686)	(3,492)	(1,500)
Parts and supplies	(490)	(570)	(967)
Other current assets	(919)	(2,402)	(104)
Accounts payable and accrued liabilities	1,746	(1,865)	2,646
Provisions	787	2,463	(570)

	(7,820)	(8,644)	5,774

Cash flows from operating activities	86,910	82,160	84,473

INVESTING ACTIVITIES
Proceeds on the settlements of forward foreign exchange rate contracts	—	—	198
Purchases of property, plant and equipment	(40,616)	(46,818)	(21,552)
Proceeds from disposals of property, plant and equipment	4,178	1,849	35
Other assets	296	416	305
Purchase of intangible assets	(672)	(339)	(64)

Cash flows from investing activities	(36,814)	(44,892)	(21,078)

FINANCING ACTIVITIES
Proceeds from long-term debt	294,022	111,799	135,333
Repayment of long-term debt	(300,643)	(134,671)	(178,168)
Payments of debt issue costs	(2,113)	(139)	(2,281)
Interest paid	(3,755)	(6,692)	(14,190)
Proceeds from exercise of stock options	843	3,760	2,046
Repurchases of common stock	(7,826)	—	—
Dividends paid	(24,249)	(14,520)	(4,759)

Cash flows from financing activities	(43,721)	(40,463)	(62,019)

Net increase (decrease) in cash	6,375	(3,195)	1,376
Effect of foreign exchange differences on cash	(533)	(196)	170
Cash, beginning of period	2,500	5,891	4,345

Cash, end of period	8,342	2,500	5,891

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As of

(In thousands of US dollars)

	December 31, 2014	December 31, 2013
	$	$
ASSETS
Current assets
Cash	8,342	2,500
Trade receivables	81,239	78,543
Inventories (Note 7)	96,782	94,319
Parts and supplies	13,788	13,574
Other current assets (Note 8)	13,562	13,085

	213,713	202,021
Property, plant and equipment (Note 9)	188,146	181,612
Intangible assets (Note 11)	1,581	1,597
Deferred tax assets (Note 5)	60,078	76,319
Other assets (Note 10)	3,158	3,650

Total assets	466,676	465,199

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	77,049	76,417
Provisions (Note 14)	2,770	1,865
Installments on long-term debt (Note 13)	5,669	8,703

	85,488	86,985
Long-term debt (Note 13)	117,590	121,111
Pension and other post-retirement benefits (Note 17)	31,713	21,545
Other liabilities (Note 15)	845	1,250
Provisions (Note 14)	3,540	3,880

	239,176	234,771

SHAREHOLDERS’ EQUITY
Capital stock (Note 15)	357,840	359,201
Contributed surplus (Note 15)	24,493	20,497
Deficit	(146,720)	(148,500)
Accumulated other comprehensive loss (Note 16)	(8,113)	(770)

	227,500	230,428

Total liabilities and shareholders’ equity	466,676	465,199

The accompanying notes are an integral part of the consolidated financial statements.

Intertape Polymer Group Inc.

Notes to Consolidated Financial Statements

December 31, 2014

(In US dollars, tabular amounts in thousands, except shares, per share data and as otherwise noted)

1 - GENERAL BUSINESS DESCRIPTION

Intertape Polymer Group Inc. (the “Parent Company”), incorporated under the Canada Business Corporations Act, has its principal administrative offices in Montreal, Québec, Canada and in Sarasota, Florida, U.S.A. The address of the Parent Company’s registered office is 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9, c/o Fasken Martineau DuMoulin LLP. The Parent Company’s common shares are listed on the Toronto Stock Exchange (“TSX”) in Canada.

The Parent Company and its subsidiaries (together referred to as the “Company”), develop, manufacture and sell a variety of paper and film based pressure sensitive and water activated tapes, polyethylene and specialized polyolefin films, woven coated fabrics and complementary packaging systems for industrial and retail use.

Intertape Polymer Group Inc. is the Company’s ultimate parent.

2 - ACCOUNTING POLICIES

Basis of Presentation and Statement of Compliance

The consolidated financial statements present the Company’s consolidated balance sheets as of December 31, 2014 and 2013, as well as its consolidated earnings, consolidated comprehensive income, consolidated cash flows, and consolidated changes in shareholders’ equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are expressed in United States (“US”) dollars.

The consolidated financial statements were authorized for issuance by the Company’s Board of Directors on March 9, 2015.

Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the defined benefit liability of the Company’s pension plans and other post-retirement benefit plans in the balance sheets, for which the measurement basis is detailed in the respective accounting policy.

Critical Accounting Judgments, Estimates and Assumptions

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Significant changes in the underlying assumptions could result in significant changes to these estimates. Consequently, management reviews these estimates on a regular basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Information about these significant judgments, assumptions and estimates that have the most significant effect on the recognition and measurement of assets, liabilities, income and expenses are summarized below:

Significant Management Judgment

Deferred income taxes

Deferred tax assets are recognized for unused tax losses and tax credits to the extent that it is probable that future taxable income will be available against which the losses can be utilized. These estimates are reviewed at every reporting date. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of the reversal of existing timing differences, future taxable income and future tax planning strategies. Refer to Note 5 for more information regarding income taxes.

Estimation Uncertainty

Impairments

At the end of each reporting period the Company performs a test of impairment if there are indicators of impairment. An impairment loss is recognized when the carrying value of an asset or cash generating unit (“CGU”) exceeds its recoverable amount, which in turn is the higher of its fair value less costs to sell and its value in use. The value in use is based on discounted estimated future cash flows. The cash flows are derived from the budget or forecasts for the estimated remaining useful lives of the CGUs and do not include restructuring activities that the Company is not yet committed to or significant future investments that will enhance the performance of the asset or CGU being tested. The value in use will vary depending on the discount rate applied to the discounted cash flows, the estimated future cash inflows, and the growth rate used for extrapolation purposes. Refer to Note 12 for more information regarding impairment testing of long-term assets.

Pension and other post-retirement benefits

The cost of defined benefit pension plans and other post-retirement benefit plans and the present value of the related obligations are determined using actuarial valuations. The determination of benefits expense and related obligations requires assumptions such as the discount rate to measure obligations, expected mortality and the expected healthcare cost trend. Actual results will differ from estimated results which are based on assumptions. Refer to Note 17 for more information regarding the assumptions related to the pension and other post-retirement benefit plans.

Uncertain tax positions

The Company is subject to taxation in numerous jurisdictions. There are many transactions and calculations during the course of business for which the ultimate tax determination is uncertain. The Company maintains provisions for uncertain tax positions that it believes appropriately reflect its risk. These provisions are made using the best estimate of the amount expected to be paid based on a qualitative assessment of all relevant factors. The Company reviews the adequacy of these provisions at the end of the reporting period. However, it is possible that at some future date, liabilities in excess of the Company’s provisions could result from audits by, or litigation with, the relevant taxing authorities. Refer to Note 5 for more information regarding income taxes.

Useful lives of depreciable assets

Management reviews the useful lives, depreciation methods and residual values of depreciable assets at each reporting date. As of the reporting date, management assesses the useful lives which represent the expected utility of the assets to the Company. Actual results, however, may vary due to technical or commercial obsolescence, particularly with respect to information technology and manufacturing equipment.

Net realizable value of inventories and parts and supplies

Inventories and parts and supplies are measured at the lower of cost or net realizable value. In estimating net realizable values of inventories and parts and supplies, management takes into account the most reliable evidence available at the time the estimate is made.

Allowance for doubtful accounts and revenue adjustments

During each reporting period, the Company makes an assessment of whether trade accounts receivable are collectible from customers. Accordingly, management establishes an allowance for estimated losses arising from non-payment and other revenue adjustments, taking into consideration customer creditworthiness, current economic trends and past experience. The Company also records reductions to revenue for estimated returns, claims, customer rebates, and other incentives that are estimated based on historical experience and current economic trends. If future collections and trends differ from estimates, future earnings will be affected. Refer to Note 21 for more information regarding the allowance for doubtful accounts and the related credit risks.

Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. When a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows, when the effect of the time value of money is material.

Provisions of the Company include environmental and restoration obligations, resolution of a contingent liability and severance and other provisions. Refer to Note 14 for more information regarding provisions.

Stock-based payments

The estimation of stock-based payment fair value and expense requires the selection of an appropriate pricing model.

The model used by the Company for the Executive Stock Option Plan (“ESOP”) and Stock Appreciation Rights Plan (“SAR Plan”) is the Black-Scholes pricing model. Inputs to the Black-Scholes pricing model include data and consideration as to the volatility of the Company’s own stock, the probable life of awards granted and the time of exercise of those awards.

The model used by the Company for the Performance Share Unit Plan (“PSU Plan”) is the Monte Carlo simulation model. Inputs to the Monte Carlo pricing model include data and consideration as to the volatility of the Company’s own stock as well as a peer group, the performance measurement period, and the risk-free interest rate commensurate with the term of the award.

Refer to Note 15 for more information regarding stock-based payments.

Principles of Consolidation

The consolidated financial statements include the accounts of the Parent Company and all of its subsidiaries. The Parent Company controls a subsidiary if it is exposed, or has rights, to variable return, from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. At the reporting date, the subsidiaries are all, directly or indirectly, 100% owned by the Parent Company.

All subsidiaries have a reporting date identical to that of the Parent Company. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Parent Company.

All intercompany balances and transactions have been eliminated on consolidation, including unrealized gains and losses on transactions between the consolidated entities.

Details of the Parent Company’s operating subsidiaries as of December 31, 2014 are as follows:

Name of Subsidiary	Principal Activity	Country of Incorporation and Residence	Proportion of Ownership Interest and Voting Power Held
Intertape Polymer Corp.	Manufacturing	United States	100%
Intertape Polymer US Inc.	Holding	United States	100%
IPG (US) Holdings Inc.	Holding	United States	100%
IPG (US) Inc.	Holding	United States	100%
Intertape Polymer Inc.	Manufacturing	Canada	100%
FIBOPE Portuguesa-Filmes Biorientados, S.A.	Manufacturing	Portugal	100%
Intertape Polymer Europe GmbH	Manufacturing	Germany	100%
IPG Luxembourg Finance S.à r.l	Financing	Luxembourg	100%
Intertape Woven Products, S.A. de C.V.	Distribution	Mexico	100%
Intertape Woven Products Services, S.A. de C.V.	Services	Mexico	100%

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes party to the contractual provisions of the financial instrument.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred. A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

On initial recognition, financial instruments are measured at fair value, plus transaction costs, except for financial assets and financial liabilities carried at fair value through profit or loss, which are measured initially at fair value.

In subsequent periods, the measurement of financial instruments depends on their classification. The classification of the Company’s financial instruments is presented in the following table:

Category	Financial instruments
Loans and receivables	Cash
Trade receivables
Other current assets (1)

Financial liabilities measured at amortized cost	Accounts payable and accrued liabilities (2)
Long-term debt

(1)	Excluding prepaids and income, sales and other taxes
(2)	Excluding employee benefits

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Discounting is omitted where the effect of discounting is immaterial. The expense relating to the allowance for doubtful accounts is recognized in earnings in selling, general and administrative expenses.

Financial liabilities are measured at amortized cost using the effective interest method. All interest related charges are recognized in earnings in finance costs. Discounting is omitted where the effect of discounting is immaterial.

All financial assets are subject to review for impairment at least at each reporting date. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.

Objective evidence that a financial asset or a group of financial assets are impaired could include:

•	significant financial difficulty of the issuer or counterparty;

•	default or delinquency in interest or principal payments; or

•	it becomes probable that the borrower will enter bankruptcy or financial reorganization.

Evidence of impairment of trade receivables and other receivables is considered at both specific asset and collective levels. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default. Receivables that are not considered to be individually impaired are reviewed for impairment by grouping together receivables with similar risk categories.

In assessing collective impairment, the Company uses historical trends of the probability of default, timing of recoveries and the amount of the loss incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the actual losses are likely to be greater or less than those suggested by historical trends.

Foreign Currency Translation

Functional and presentation currency

The consolidated financial statements are presented in US dollars, which is the Company’s presentation currency. Items included in the financial statements of each of the consolidated entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The significant functional currencies of the different consolidated entities include the US dollar, the Canadian dollar and the Euro.

Transactions and balances

Transactions denominated in currencies other than the functional currency of a consolidated entity are translated into the functional currency of that entity using the exchange rates prevailing at the date of each transaction.

Monetary assets and liabilities denominated in foreign currencies are translated into the functional currencies using the current rate at each period-end. Foreign exchange gains or losses arising on the settlement of monetary items or on the translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in earnings in finance costs in the period in which they arise, except when deferred in other comprehensive income (loss) (“OCI”) as a qualifying cash flow hedge.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Group companies

Assets and liabilities of entities with a functional currency other than the US dollar are translated to the presentation currency using the closing exchange rate in effect at the balance sheet date, and revenues and expenses are translated at each month end’s average exchange rate. The resulting translation adjustments are charged or credited to OCI and recognized in the cumulative translation adjustment account within accumulated other comprehensive income (loss) in shareholders’ equity.

When a foreign operation is partially disposed of or sold, exchange differences that were recorded in equity are recognized in earnings as part of the gain or loss on sale.

Foreign exchange gains or losses recognized in earnings are presented in cost of sales and finance costs.

Revenue Recognition

Revenues are generated from the sale of goods.

Revenue is recognized when the significant risks and rewards of ownership, legal title and effective control and management over the goods have transferred to the customer, collection of the relevant receivable is probable, the sales price is fixed and the revenues and the associated incurred costs can be measured reliably. Revenue is recognized in accordance with the terms of sale, generally when goods are shipped to external customers.

Revenue is measured by reference to the fair value of the consideration received or receivable, net of estimated returns, rebates and discounts.

Research

Research expenses are expensed as they are incurred, net of any related investment tax credits, unless the criteria for capitalization of development expenses are met.

Stock-Based Compensation Expense

The Company has adopted an ESOP Plan, a SAR Plan, a PSU Plan and a Deferred Share Unit Plan (“DSU Plan”).

For the ESOP, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. Forfeitures are estimated at the time of the grant and are included in the measurement of the expense and are subsequently adjusted to reflect actual events.

For awards with graded vesting, the fair value of each tranche is recognized over its respective vesting period.

Any consideration paid by management and directors on exercise of stock options is credited to capital stock together with any related stock-based compensation expense originally recorded in contributed surplus. If the amount of the tax deduction (or estimated future tax deduction) exceeds the amount of the related cumulative remuneration expense for stock options, this indicates that the tax deduction relates not only to remuneration expense but also to a shareholders’ equity item. In this situation, the Company recognizes the excess of the associated current or deferred tax to contributed surplus prior to an award being exercised, and any such amounts are transferred to capital stock upon exercise of the award.

For the SAR Plan, the expense is determined based on the fair value of the liability at the end of the reporting period until the award is settled. The expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are satisfied.

At the end of each reporting period, the Company re-assesses its estimates of the number of awards that are expected to vest and recognizes the impact of the revisions in the consolidated earnings statement.

For the PSU Plan, the expense is based on the grant date fair value of the awards expected to vest over the vesting period. The expense is straight-lined over the vesting period.

For the DSU Plan, the expense of Deferred Share Units (“DSUs”) received as a result of a grant is based on the close price for the common shares of the Company on the TSX on the date of the grant. The expense is recognized immediately. The expense of DSUs received in lieu of cash for directors’ fees is based on the fair value of services rendered. The expense is recognized as earned over the service period.

Refer to Note 15 for more information regarding stock-based payments.

Earnings Per Share

Basic earnings per share is calculated by dividing the net earnings attributable to shareholders of the Company by the weighted average number of common shares outstanding during the period including the effect of the common shares repurchased under the normal course issuer bid (“NCIB”).

Diluted earnings per share is calculated by adjusting the weighted average number of common shares outstanding for the effect of the common shares repurchased under the NCIB and for the effects of all dilutive potential outstanding stock options.

Dilutive potential of outstanding stock options includes the total number of additional common shares that would have been issued by the Company assuming exercise of all stock options with exercise prices below the average market price for the year and decreased by the number of shares that the Company could have repurchased if it had used the assumed proceeds from the exercise of stock options to repurchase them on the open market at the average share price for the period.

DSUs are not contingently issuable shares since the shares are issuable solely after the passage of time. As such, DSUs are treated as outstanding and included in the calculation of weighted average basic common shares.

PSUs are contingently issuable shares since the shares are issuable only after certain service and market-based performance conditions are satisfied. PSUs are treated as outstanding and included in the calculation of weighted average basic common shares only after the date when these conditions are satisfied at the end of the vesting period.

PSUs are treated as outstanding and included in the calculation of weighted average diluted common shares, to the extent they are dilutive, when the applicable performance conditions have been satisfied as of the reporting period end date.

Inventories and Parts and Supplies

Raw materials, work in process and finished goods are measured at the lower of cost or net realizable value. Cost is assigned by using the first in, first out cost formula, and includes all costs of purchases, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Trade discounts, rebates and other similar items are deducted in determining the costs of purchase. The cost of work in process and finished goods includes the cost of raw materials, direct labour and a systematic allocation of fixed and variable production overhead incurred in converting materials into finished goods. The allocation of fixed production overheads to the cost of conversion is based on the normal capacity of the manufacturing facilities.

Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated selling expenses.

Parts and supplies are valued at the lower of cost which is equivalent to its purchase price or net realizable value based on replacement cost.

Property, Plant and Equipment

Property, plant and equipment are carried at cost less accumulated depreciation, accumulated impairment losses and the applicable investment tax credits earned. The cost of an item of property, plant and equipment comprises its purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, where applicable, borrowing costs and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Depreciation is recognized using the straight-line method, over the estimated useful lives of like assets as outlined below or, if lower, over the terms of the related leases:

Years
Land	Indefinite
Buildings and related major components	5 to 40
Manufacturing equipment and related major components	5 to 30
Computer equipment and software	3 to 15
Furniture, office equipment and other	3 to 7
Asset related to restoration provision	Remaining term of the lease

The depreciation methods, useful lives and residual values related to property, plant and equipment are reviewed and adjusted if necessary at each financial year-end.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment, and are depreciated over their respective useful lives. Depreciation of an asset begins when it is available for use in the location and condition necessary for it to be capable of operating in the manner intended by management. Manufacturing equipment under construction is not depreciated. Depreciation of an asset ceases at the earlier of the date that the asset is classified as held for sale, or is included in a disposal group that is classified as held for sale, and the date that the asset is derecognized.

The cost of replacing a part of an item of property, plant and equipment is recognized in the carrying amount of the asset if it is probable that the future economic benefits embodied within the part will flow to the Company, and its cost can be measured reliably. At the same time, the carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing of property, plant and equipment, and repairs and maintenance are recognized in earnings as incurred.

Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in earnings in the category consistent with the function of the property, plant and equipment.

Depreciation expense is recognized in earnings in the expense category consistent with the function of the property, plant and equipment.

Intangible Assets

The Company has no identifiable intangible assets for which the expected useful life is indefinite.

When intangible assets are purchased with a group of assets, as was the case of distribution rights and customer contracts, the cost of the group of assets is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. When intangible assets are purchased separately, as was the case with the license agreements and software, the cost comprises its purchase price and any directly attributable cost of preparing the asset for its intended use.

Intangible assets are carried at cost less accumulated amortization and are amortized using the straight-line method, over their estimated useful lives as follows:

Years
Distribution rights and customer contracts	6
Customer lists, license agreements and software	5

The amortization methods, useful lives and residual values related to intangible assets are reviewed and adjusted if necessary at each financial year-end. Amortization begins when the asset is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Amortization expense is recognized in earnings in the expense category consistent with the function of the intangible asset.

Borrowing Costs

Borrowing costs, directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use, are capitalized as part of the cost of the asset. All other borrowing costs are recognized in earnings within interest in the period they are incurred. Borrowing costs consist of interest and other costs incurred in connection with the borrowing of funds.

Impairment Testing of Intangible Assets and Property, Plant and Equipment

The Company assesses, at least at each reporting date, whether or not there is an indication that a CGU may be impaired. If such an indication exists, or when annual impairment testing is required for intangible assets, such as applications software not yet available for use, the Company estimates the recoverable amount of the asset. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of other assets or groups of assets. In the latter case, the recoverable amount is determined for a CGU which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.

The recoverable amount is the higher of its value in use and its fair value less costs to sell. Value in use is the present value of the future cash flows expected to be derived from an asset or CGU. Fair value less costs to sell is the price that would be received to sell an asset or CGU in an orderly transaction between market participants, less the cost of disposal. The Company determines the recoverable amount and compares it with the carrying amount. If the carrying amount exceeds the recoverable amount, an impairment loss is recognized for the difference. Impairment losses are recognized in earnings in the expense category consistent with the function of the corresponding property, plant and equipment or intangible asset. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the assets of the unit or group of units on a pro rata basis of the carrying amount of each asset in the unit or group of units.

An assessment is made at each reporting date as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. In this case, the Company will estimate the recoverable amount of that asset, and if appropriate, record a partial or an entire reversal of the impairment. The increased carrying amount of an asset attributable to a reversal of an impairment loss would not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Provisions, Contingent Liabilities and Contingent Assets

Provisions represent liabilities to the Company for which the amount or timing is uncertain. Provisions are recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation. The amount recognized as a provision is the best estimate of the expenditure required to settle the present obligation at the end of the reporting period. Provisions are measured at the present value of the expected expenditures to settle the obligation which, when the effect of the time value of money is material, is determined using a discount rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision during the period to reflect the passage of time is recognized as interest.

A provision is recorded in connection with the estimated future costs to restore a leased property to its original condition at the inception of the lease agreement. The liability and a corresponding asset are recorded on the Company’s consolidated balance sheet respectively under the captions provisions, and property, plant and equipment (machinery and equipment). The provision is reviewed at the end of each reporting period to reflect the passage of time, changes in the discount rate and changes in the estimated future restoration costs. The Company amortizes the amount capitalized to property, plant and equipment on a straight-line basis over the lease term and recognizes a financial cost in connection with the discounted liability over the same period. Changes in the liability are added to, or deducted from, the cost of the related asset in the current period. These changes to the capitalized cost result in an adjustment to depreciation and interest.

A provision is recorded in connection with environmental expenditures relating to existing conditions caused by past operations that do not contribute to current or future revenues. Provisions for liabilities related to anticipated remediation costs are recorded on an undiscounted basis when they are probable and reasonably estimable, and when a present obligation exists as a result of a past event. Environmental expenditures for capital projects that contribute to current or future operations generally are capitalized and depreciated over their estimated useful lives.

A provision is recorded in connection with termination benefits at the earlier of when the Company can no longer withdraw the offer of those benefits or when the Company recognizes costs related to restructuring activities. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. If benefits are not expected to be settled wholly within 12 months of the end of the reporting period, then they are presented on a discounted basis.

Contingent liabilities represent a possible obligation to the Company that arises from past events, the existence of which will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the entity; or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation; or the amount of the obligation cannot be measured with sufficient reliability.

Pension and Other Post-Retirement Benefits

The Company has defined contribution and defined benefit pension plans and other post-retirement benefit plans for certain of its employees in Canada and the US.

A defined contribution plan is a post-retirement benefit plan under which the Company pays fixed contributions into a separate entity and to which it will have no legal or constructive obligation to pay future amounts. The Company contributes to several state plans, multi-employer plans and insurance funds for individual employees that are considered defined contribution plans. Contributions to defined contribution pension plans are recognized as an employee benefit expense in earnings in the periods during which services are rendered by employees.

A defined benefit plan is a post-retirement benefit plan other than a defined contribution plan. For defined benefit pension plans and other post-retirement benefit plans, the benefits expense and the related obligations are actuarially determined on an annual basis by independent qualified actuaries using the projected unit credit method. Past service costs are recognized as an expense in earnings immediately following the introduction of, or changes to, a pension plan. Remeasurements, comprising of actuarial gains and losses, the effect of the asset ceiling, the effect of minimum funding requirements and the return on plan assets (excluding amounts included in net interest expense) are recognized immediately in OCI, net of income taxes, and in deficit.

The asset or liability related to a defined benefit plan recognized in the balance sheet is the present value of the defined benefit obligation at the end of the reporting period, less the fair value of plan assets, together with adjustments for the asset ceiling and minimum funding liabilities. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

For funded plans, surpluses are only recognized to the extent that the surplus is considered recoverable. Recoverability is primarily based on the extent to which the Company can unilaterally reduce future contributions to the plan. Any reduction in the recognized asset is recognized in OCI, net of income taxes, and in deficit.

An additional liability is recognized based on the minimum funding requirement of a plan when the Company does not have an unconditional right to the plan surplus. The liability and any subsequent remeasurement of that liability is recognized in OCI, net of income taxes, and in deficit.

Leases

Leases are classified as either operating or finance, based on the substance of the transaction at inception of the lease. Classification is re-assessed if the terms of the lease are changed other than by renewing the lease.

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Expenses under an operating lease are recognized in earnings on a straight-line basis over the period of the lease.

Leases in which substantially all the risks and rewards of ownership are transferred to the Company are classified as finance leases. Assets meeting finance lease criteria are capitalized at the lower of the present value of the related lease payments or the fair value of the leased asset at the inception of the lease. Minimum lease payments are apportioned between the finance cost and the liability. The finance charge is recognized in earnings in finance costs and is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.

Income Taxes

Income tax expense (benefit) comprises both current and deferred tax. Current and deferred tax is recognized in earnings except to the extent it relates to items recognized in OCI or directly in shareholders’ equity. When it relates to the latter items, the income tax is recognized in OCI or directly in shareholders’ equity, respectively.

Current tax is based on the results for the period as adjusted for items that are not taxable or deductible. Current tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates and generates taxable income.

Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation. Provisions are established where appropriate on the basis of amounts expected to be paid to the taxing authorities.

Deferred tax is recognized in respect of temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the balance sheet. A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable income will be available against which they can be utilized. Deferred tax is calculated using tax rates and laws enacted or substantially enacted at the reporting date in the countries where the Company operates, and which are expected to apply when the related deferred income tax asset is realized or the deferred tax liability is settled.

The carrying amounts of deferred tax assets are reviewed at each reporting period and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are reassessed at each reporting period and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

Deferred tax assets and deferred tax liabilities are offset only if a legally enforceable right exists to set off the recognized amounts and the deferred taxes relate to the same taxable entity and the same taxation authority.

Shareholders’ Equity

Capital stock represents the amount received on issuance of shares (less any issuance costs and net of taxes), stock-based compensation expense credited to capital on stock options exercised and common shares repurchased equal to the carrying value. Contributed surplus includes amounts related to stock options, PSUs and DSUs until such equity instruments are exercised or settled, in which case the amounts are transferred to capital stock. Foreign currency translation differences arising on the translation of the consolidated entities that use a functional currency different from the presentation currency are included in the cumulative translation adjustment account. Gains and losses on certain derivative financial instruments designated as hedging instruments are included in reserves for cash flow hedges until such time as the hedged forecasted cash flows affect earnings. Deficit includes all current and prior period earnings or losses, the excess of the purchase price paid over the carrying value of common share repurchases, dividends on common stock and remeasurement of defined benefit liability net of income tax expense (benefit).

Share Repurchases

The purchase price of the common shares repurchased equal to its carrying value is recorded in capital stock in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity. The excess of the purchase price paid over the carrying value of the common shares repurchased is recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

Dividends

Dividend distributions to the Company’s shareholders are recognized as a liability if not paid in the consolidated balance sheets in the period in which dividends are approved by the Company’s Board of Directors.

Segment Reporting

The Company operates as a single segment.

New Standards and Interpretations Issued but Not Yet Effective

Certain new standards, amendments and interpretations, and improvements to existing standards have been published by the IASB but are not yet effective, and have not been adopted early by the Company. Management anticipates that all of the relevant pronouncements will be adopted in the first reporting period following the date of application. Information on new standards, amendments and interpretations, and improvements to existing standards, which could potentially impact the Company’s consolidated financial statements, are detailed as follows:

IFRS 15 – Revenue from Contracts with Customers: IFRS 15 replaces IAS 18 – Revenue, IAS 11 – Construction Contracts and some revenue related interpretations. IFRS 15 establishes a new control-

based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

IFRS 9 (2014) – Financial Instruments: IFRS 9 (2014) replaces IAS 39 – Financial Instruments: Recognition and Measurement. IFRS 9 (2014) addresses accounting for financial assets and financial liabilities, classification and measurement, recognition and derecognition, hedge accounting and impairment. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Management has yet to assess the impact of this new standard on the Company’s consolidated financial statements.

Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Company’s consolidated financial statements.

3 - INFORMATION INCLUDED IN CONSOLIDATED EARNINGS

	2014	2013	2012
	$	$	$
Employee benefit expense
Wages, salaries and other short-term benefits	139,682	135,269	137,020
Termination benefits	740	905	997
Stock-based compensation expense	6,185	4,937	1,832
Pensions and other post-retirement benefits – defined benefit plans (Note 17)	4,597	3,186	3,768
Pensions and other post-retirement benefits – defined contribution plans (Note 17)	3,606	3,641	3,682

	154,810	147,938	147,299

Finance costs - Interest
Interest on long-term debt	3,763	5,255	11,556
Amortization of debt issue costs on long-term debt	1,993	1,034	1,954
Interest capitalized to property, plant and equipment	(1,125)	(582)	(277)

	4,631	5,707	13,233

Finance costs - Other expense, net
Foreign exchange (gain) loss	541	(102)	152
Other costs, net	987	1,048	1,151

	1,528	946	1,303

Additional information
Depreciation of property, plant and equipment	25,498	27,062	29,646
Amortization of intangible assets	671	684	751
Impairment (reversal) of long-term assets	(119)	22,497	12,180
(Gain) loss on disposal of property, plant and equipment	(108)	92	436

4 - MANUFACTURING FACILITY CLOSURES, RESTRUCTURING AND OTHER RELATED CHARGES

The following table describes the charges incurred by the Company in connection with its restructuring efforts, which are included in the Company’s consolidated earnings for each of the years in the three-year period ended December 31, 2014 under the caption manufacturing facility closures, restructuring and other related charges:

	2014
	South
	Carolina	Other
	project	projects	Total
	$	$	$
Impairment (reversal) of property, plant and equipment	(481)	226	(255)
Impairment of parts and supplies	—	77	77
Equipment relocation	2,062	462	2,524
Write-down of inventories to net realizable value	42	54	96
Severance and other labor related costs	1,559	271	1,830
Idle facility costs	—	632	632
Other costs	18	5	23

	3,200	1,727	4,927

	2013			2012
	South
	Carolina	Other
	project	projects	Total
	$	$	$	$
Impairment of property, plant and equipment	22,215	121	22,336	11,677
Impairment (reversal) of parts and supplies	1,312	(7)	1,305	1,168
Impairment of intangible assets	—	—	—	503
Equipment relocation	767	1,791	2,558	1,339
Write-down (reversal) of inventories to net realizable value	22	(121)	(99)	855
Severance and other labor related costs	1,012	129	1,141	1,585
Environmental costs	2,518	—	2,518	—
Idle facility costs	—	812	812	1,087
Other costs	91	44	135	43

	27,937	2,769	30,706	18,257

On February 26, 2013, the Company announced its intention to relocate its Columbia, South Carolina manufacturing facility within the region in order to modernize facility operations and acquire state-of-the-art manufacturing equipment. The charges incurred are included in the tables above under South Carolina project.

On June 26, 2012, the Company announced its intention to close its Richmond, Kentucky manufacturing facility (which was sold in December 2014), to consolidate shrink film production from Truro, Nova Scotia to Tremonton, Utah, and other small restructuring initiatives. The majority of products produced in the Richmond, Kentucky facility have been transferred to the Company’s Carbondale, Illinois facility. Woven fabric products continue to be produced at the Truro, Nova Scotia facility.

In 2014 and 2013, the charges incurred in the tables above under other projects are the incremental costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives.

In 2012, the charges incurred in the table above are primarily the costs of the Richmond, Kentucky manufacturing facility closure, consolidation of the shrink film production from Truro, Nova Scotia to Tremonton, Utah and other small restructuring initiatives. The idle facility charges are primarily related to the revaluation of certain Brantford, Ontario manufacturing facility assets in connection with the Brantford, Ontario facility closure in 2010.

As of December 31, 2014, $5.0 million is included in provisions ($3.9 million in 2013) and nil in accounts payable and accrued liabilities (nil in 2013) for restructuring provisions.

5 - INCOME TAXES

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the Company’s effective income tax rate is detailed as follows:

	2014	2013	2012
	%	%	%
Combined Canadian federal and provincial income tax rate	28.5	28.3	28.9
Foreign earnings/losses taxed at higher income tax rates	9.7	9.5	9.8
Foreign earnings/losses taxed at lower income tax rates	(0.1)	(0.1)	0.4
Legal entity reorganization	5.6	—	—
Change in statutory rates	(0.2)	(6.8)	—
Prior period adjustments	0.1	(13.9)	—
Stock-based payments	—	—	(4.9)
Nondeductible expenses	1.7	1.9	0.1
Impact of other differences	(0.0)	0.6	0.8
Nontaxable dividend	(1.6)	—	—
Change in derecognition of deferred tax assets	(4.7)	(133.0)	(34.1)

Effective income tax rate	39.0	(113.5)	1.0

Major Components of Income Tax Expense (Benefit)

	2014	2013	2012
	$	$	$
Current income tax expense	3,665	3,622	927

Deferred tax expense (benefit)
(Recognition) derecognition of US deferred tax assets	114	(46,049)	—
US temporary differences	19,411	3,011	—
Temporary differences and derecognition of deferred tax assets in other jurisdictions	(287)	3,612	(714)

Total deferred income tax expense (benefit)	19,238	(39,426)	(714)

Total tax expense (benefit) for the year	22,903	(35,804)	213

Income taxes related to components of other comprehensive income (loss)

The amount of income taxes relating to components of other comprehensive income (loss) are outlined below:

	Amount before income tax	Deferred income taxes	Amount net of income taxes
	$	$	$
For the year ended December 31, 2014
Deferred tax benefit on remeasurement of defined benefit liability	(10,703)	3,894	(6,809)
Deferred tax expense on funding requirement changes of defined benefit plans	2,497	(711)	1,786

	(8,206)	3,183	(5,023)

For the year ended December 31, 2013
Deferred tax expense on remeasurement of defined benefit liability	18,588	(6,416)	12,172
Deferred tax benefit on funding requirement changes of defined benefit plans	(927)	256	(671)

	17,661	(6,160)	11,501

Deferred tax benefit due to the recognition of US deferred tax assets			4,671
For the year ended December 31, 2012
Deferred tax benefit on remeasurement of defined benefit liability	(4,163)	700	(3,463)
Deferred tax benefit on funding requirement changes of defined benefit plans	(1,194)	347	(847)

	(5,357)	1,047	(4,310)

Recognized Deferred Tax Assets and Liabilities

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2014
Tax credits, losses, carryforwards and other tax deductions	30,442	—	30,442
Property, plant and equipment	17,969	(19,792)	(1,823)
Pension and other post-retirement benefits	11,641	—	11,641
Stock-based payments	9,560	—	9,560
Accounts payable and accrued liabilities	3,937	—	3,937
Goodwill and other intangibles	4,896	—	4,896
Inventories	1,501	—	1,501
Other	898	(974)	(76)

Deferred tax assets and liabilities	80,844	(20,766)	60,078

	Deferred tax assets	Deferred tax liabilities	Net
	$	$	$
As of December 31, 2013
Tax credits, losses, carryforwards and other tax deductions	45,363	—	45,363
Property, plant and equipment	19,011	(18,371)	640
Pension and other post-retirement benefits	7,915	—	7,915
Stock-based payments	7,085	—	7,085
Accounts payable and accrued liabilities	6,591	—	6,591
Goodwill and other intangibles	6,197	—	6,197
Inventories	1,826	—	1,826
Other	812	(110)	702

Deferred tax assets and liabilities	94,800	(18,481)	76,319

Nature of evidence supporting recognition of deferred tax assets

In assessing the recoverability of deferred tax assets, management determines, at each balance sheet date, whether it is more likely than not that a portion or all of its deferred tax assets will be realized. This determination is based on quantitative and qualitative assessments by management and the weighing of all available evidence, both positive and negative. Such evidence includes the scheduled reversal of deferred tax liabilities, projected future taxable income and the implementation of tax planning strategies.

As of December 31, 2014, management analyzed all available evidence and determined it is more likely than not that substantially all of the Company’s deferred tax assets in the US will be realized and, accordingly, continues to recognize the majority of its US deferred tax assets. With respect to the Canadian deferred tax assets, management determined it appropriate to maintain the same positions for the year ended December 31, 2014 as taken for the year ended December 31, 2013. Specifically, management determined that the majority of the deferred tax assets related to the Company’s Canadian corporate (holding) entity (the “Entity”) should continue to be derecognized as of December 31, 2014. In addition, management determined that no additional deferred tax assets should be recorded at the Canadian operating entity. The Canadian deferred tax assets remain available to the Company in order to reduce its taxable income in future periods.

As of December 31, 2013, management analyzed all available evidence including, in particular, the Company’s financial results for the year then ended (taxable income and earnings before income tax expense), the 2013 budget variances, and the Company’s cumulative financial results for the prior three years. In addition, management took under significant consideration the Company’s 2014 budget, its long-

term financial projections, market and industry conditions and certain available tax strategies. As a result of this detailed analysis, management determined it was more likely than not that substantially all of the Company’s deferred tax assets in the US would be realized and, accordingly, recognized $47.8 million of its US deferred tax assets, $43.0 million of which impacted the Company’s net earnings while the balance impacted its shareholders’ equity. In addition, management determined it was more likely than not that a portion of the Entity’s deferred tax assets would not be realized due to insufficient taxable income in future periods. Previously, the Entity benefited from sufficient taxable income as a result of certain tax planning strategies implemented in 2011 (the “Planning”). The Company’s management continued to expect that, pursuant to the Planning, the Entity would continue to generate sufficient taxable income in order to fully utilize its net operating losses with expiration dates through 2015. However, the benefit of the Planning was expected to diminish over such time. Accordingly, the Company derecognized $4.6 million of its Entity’s deferred tax assets as of December 31, 2013. With respect to the Canadian operating entity which was part of a tax-free reorganization implemented in the year ended December 31, 2012, management determined it was appropriate to continue to not record any additional deferred tax assets due to consideration of the following evidence: i) the Canadian reorganization not having any significant business impact to the entities; ii) business changes such as the transfer of the shrink film production to the Tremonton facility; iii) the Planning; iv) historical and projected income; and v) projected use of its deferred tax assets.

Variations During the Period

	Balance January 1, 2014	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2014
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	45,365	(15,310)	—	387	30,442
Property, plant and equipment	19,012	(1,043)	—	—	17,969
Pension and other post-retirement benefits	7,914	654	—	3,073	11,641
Stock-based payments	7,084	673	1,803	—	9,560
Accounts payable and accrued liabilities	6,591	(2,654)	—	—	3,937
Goodwill and other intangibles	6,196	(1,300)	—	—	4,896
Inventories	1,826	(325)	—	—	1,501
Other	702	(778)	—	—	(76)
Deferred tax liabilities: property, plant and equipment	(18,371)	(1,421)	—	—	(19,792)

Deferred tax assets and liabilities	76,319	(21,504)	1,803	3,460	60,078

Impact due to foreign exchange rates		2,266	—	110

Total recognized in earnings		(19,238)	1,803	3,570

	Balance January 1, 2013	Recognized in earnings (with translation adjustments)	Recognized in contributed surplus	Recognized in other comprehensive income	Balance December 31, 2013
	$	$	$	$	$
Tax credits, losses, carryforwards and other tax deductions	36,233	9,132	—	—	45,365
Property, plant and equipment	19,469	(457)	—	—	19,012
Pension and other post-retirement benefits	2,885	6,716	—	(1,687)	7,914
Stock-based payments	—	2,409	4,675	—	7,084
Accounts payable and accrued liabilities	—	6,591	—	—	6,591
Goodwill and other intangibles	4,458	1,738	—	—	6,196
Inventories	—	1,826	—	—	1,826
Other	59	643	—	—	702
Deferred tax liabilities: property, plant and equipment	(27,088)	8,717	—	—	(18,371)

Deferred tax assets and liabilities	36,016	37,315	4,675	(1,687)	76,319

Impact due to foreign exchange rates		2,108	—	198

Total recognized in earnings		39,423	4,675	(1,489)

Deductible temporary differences and unused tax losses for which no deferred tax asset is recognized in the consolidated balance sheets are as follows:

	December 31, 2014	December 31, 2013
	$	$
Tax losses, carryforwards and other tax deductions	40,389	66,309
Accounts payable and accrued liabilities	110	246
Property, plant and equipment	2,124	—
Other	433	1,316

	43,056	67,871

The following table presents the amounts and expiration dates relating to unused tax credits for which no deferred tax asset is recognized in the consolidated balance sheets as of December 31:

	2014		2013
	United States	Canada	United States	Canada
	$	$	$	$
2018	—	733	—	799
2019	—	1,378	—	1,503
2020	—	609	—	664
2021	—	230	—	251
2022	—	524	—	571
2023	—	259	—	283
2024	—	244	—	267
2025	—	413	—	451
2026	—	316	—	345
2027	—	289	—	315
2028	—	335	—	365
2029	—	267	—	291
2030	—	243	—	265
2031	—	356	—	388
2032	—	214	—	233
2033	—	263	—	—

Total tax credits derecognized	—	6,673	—	6,991

The following table presents the year of expiration of the Company’s operating losses carried forward as of December 31, 2014:

	DTA is recognized			DTA is not recognized
			United			United
	Canada		States	Canada		States
	Federal	Provincial		Federal	Provincial
	$	$	$	$	$	$
2024	—	—	7,471	—	—	—
2026	—	—	25,456	—	—	—
2028	—	—	17,385	—	—	—
2029	—	—	—	779	779	—
2030	—	—	186	8,898	8,897	—
2031	—	—	39	7,576	7,576	—
2032	—	—	26	3,393	3,393	—
2033	—	—	45	—	—	—
2034	—	—	59	—	—	—

	—	—	50,667	20,646	20,645	—

In addition, the Company has i) state losses of $214 million (with expiration dates ranging from 2015 to 2032) for which a tax benefit of $7.7 million has been recognized; ii) state losses of $73.6 million (with expiration dates ranging from 2017 to 2028) for which a tax benefit of $2.6 million has not been recognized; and iii) $17.2 million of capital loss carryforwards with indefinite lives available to offset future capital gains in Canada for which no tax benefit has been recognized.

6 - EARNINGS PER SHARE

	2014	2013	2012
	$	$	$
Net earnings	35,816	67,357	20,381

Weighted average number of common shares outstanding
Basic	60,718,776	60,379,533	59,072,407
Effect of stock options	1,214,925	1,253,119	1,556,729
Effect of performance share units	127,222	—	—

Diluted	62,060,923	61,632,652	60,629,136

Earnings per share
Basic	0.59	1.12	0.35
Diluted	0.58	1.09	0.34

PSUs granted during the period ending December 31, 2014 did meet the performance conditions as of December 31, 2014 and were included in the calculation of weighted average diluted common shares outstanding.

The number of stock options that were anti-dilutive and not included in the diluted earnings per share calculations for the years ended December 31, 2014, 2013 and 2012 were 32,500, 32,500 and nil, respectively.

7 - INVENTORIES

	December 31, 2014	December 31, 2013
	$	$
Raw materials	25,358	29,389
Work in process	18,354	18,206
Finished goods	53,070	46,724

	96,782	94,319

During the year ended December 31, 2014 and 2013 the Company did not record a write-down or reversal of write-down of inventories to net realizable value.

During the year ended December 31, 2014 the Company recorded in earnings, in manufacturing facility closures, restructuring and other related charges, a write-down of inventories to net realizable value of less than $0.1 million (less than $0.1 million in 2013) and a reversal of write-down of inventories to net realizable value, recognized in earnings as a reduction of manufacturing facility closures, restructuring and other related charges of nil ($0.1 million in 2013).

The amount of inventories recognized in earnings as an expense during the period corresponds to cost of sales.

8 - OTHER CURRENT ASSETS

	December 31, 2014	December 31, 2013
	$	$
Prepaid expenses	6,899	6,533
Income and other taxes receivable	1,864	750
Supplier rebates receivable	1,823	1,877
Sales taxes receivable	1,635	2,768
Other	1,341	1,157

	13,562	13,085

9 - PROPERTY, PLANT AND EQUIPMENT

	Land	Buildings	Manufacturing equipment	Computer equipment and software	Furniture, office equipment and other	Construction in progress	Total
	$	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2012	4,093	78,646	517,277	72,717	2,663	15,547	690,943
Additions	—	—	—	—	—	48,738	48,738
Assets placed into service	—	1,269	18,324	2,863	403	(22,859)	—
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	(1,200)	(3,253)	(3,155)	(397)	(185)	—	(8,190)
Foreign exchange and other	(198)	4,512	(11,420)	(539)	(82)	47	(7,680)

Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Accumulated depreciation and impairments
Balance as of December 31, 2012	309	55,666	376,689	70,189	2,403	95	505,351
Depreciation	—	2,691	22,372	1,955	44	—	27,062
Impairments	605	4,019	18,179	82	24	(41)	22,868
Impairment reversals	—	(217)	(154)	—	—	—	(371)
Transfers in	—	—	55	—	—	—	55
Transfers out	—	(55)	—	—	—	—	(55)
Disposals	—	(3,000)	(2,695)	(372)	(170)	—	(6,237)
Foreign exchange and other	(218)	2,943	(7,607)	(1,576)	(16)	—	(6,474)

Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199

Net carrying amount as of December 31, 2013	1,999	19,072	114,242	4,366	514	41,419	181,612

Gross carrying amount
Balance as of December 31, 2013	2,695	81,119	521,081	74,644	2,799	41,473	723,811
Additions	—	—	—	—	—	39,501	39,501
Assets placed into service	1,140	17,429	8,154	1,790	21	(28,534)	—
Transfers in	—	—	297	25	—	—	322
Transfers out	—	(309)	—	(13)	—	—	(322)
Disposals	(243)	(9,004)	(19,144)	(15,976)	(190)	—	(44,557)
Foreign exchange and other	(128)	(2,266)	(10,535)	(731)	(65)	(209)	(13,934)

Balance as of December 31, 2014	3,464	86,969	499,853	59,739	2,565	52,231	704,821
Accumulated depreciation and impairments
Balance as of December 31, 2013	696	62,047	406,839	70,278	2,285	54	542,199
Depreciation	—	2,423	21,352	1,645	78	—	25,498
Impairments	—	435	342	—	—	3	780
Impairment reversals	—	(52)	(847)	—	—	—	(899)
Transfers in	—	—	(62)	—	—	—	(62)
Transfers out	—	119	—	—	—	(57)	62
Disposals	—	(6,867)	(17,353)	(15,965)	(190)	—	(40,375)
Foreign exchange and other	(1)	(1,552)	(8,191)	(713)	(71)	—	(10,528)

Balance as of December 31, 2014	695	56,553	402,080	55,245	2,102	—	516,675

Net carrying amount as of December 31, 2014	2,769	30,416	97,773	4,494	463	52,231	188,146

Included in property, plant and equipment are assets under finance leases as follows:

	December 31, 2014	December 31, 2013
	$	$
Buildings	3,425	3,796
Manufacturing equipment	22,854	21,039
Computer equipment and software	66	113

	26,345	24,948

During the year ended December 31, 2014 the gain on disposals amounted to $0.1 million (a loss on disposals of less than $0.1 million and $0.4 million in 2013 and 2012, respectively).

As of December 31, 2014 and 2013 the Company had commitments to purchase machines and equipment totaling approximately $2.7 million and $12.9 million, respectively.

During the years ended December 31, 2014 and 2013 the amount of borrowing costs capitalized in property, plant and equipment was $1.1 million and $0.6 million, respectively. The weighted average capitalization rates used to determine the amount of the borrowing costs eligible for capitalization for the same periods were 2.48% and 2.46%, respectively.

10 - OTHER ASSETS

	December 31, 2014	December 31, 2013
	$	$
Funds held in grantor trust to satisfy future pension obligation	253	552
Cash surrender value of officers life insurance	1,701	1,655
Deposits	1,107	1,115
Other	97	328

	3,158	3,650

11 - INTANGIBLE ASSETS

	Distribution rights	Customer contracts	License agreements	Customer List	Software	Total
	$	$	$	$	$	$
Gross carrying amount
Balance as of December 31, 2012	3,617	1,399	849	811	832	7,508
Additions – separately acquired	—	—	115	—	224	339
Net foreign exchange differences	(232)	(90)	—	—	—	(322)

Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Accumulated amortization and impairments
Balance as of December 31, 2012	3,043	1,192	849	230	214	5,528
Amortization	264	95	3	162	160	684
Net foreign exchange differences	(204)	(80)	—	—	—	(284)

Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928

Net carrying amount as of December 31, 2013	282	102	112	419	682	1,597

Gross carrying amount
Balance as of December 31, 2013	3,385	1,309	964	811	1,056	7,525
Additions – separately acquired	14	—	187	—	470	671
Net foreign exchange differences	(277)	(109)	—	—	—	(386)

Balance as of December 31, 2014	3,122	1,200	1,151	811	1,526	7,810
Accumulated amortization and impairments
Balance as of December 31, 2013	3,103	1,207	852	392	374	5,928
Amortization	201	69	58	162	181	671
Net foreign exchange differences	(271)	(99)	—	—	—	(370)

Balance as of December 31, 2014	3,033	1,177	910	554	555	6,229

Net carrying amount as of December 31, 2014	89	23	241	257	971	1,581

12 - IMPAIRMENT OF LONG-TERM ASSETS

Impairment Testing on Property, Plant and Equipment and Intangible Assets

In updating its determination of CGUs, and applying the related indicators of impairment, if any, the Company took into consideration the manufacturing facility closures and other related activities that have taken place in the course of the year. In making such an evaluation, the Company attributed these activities to specific CGUs as applicable. The Company concluded that these activities for the years ended December 31, 2014 and 2013 do not give rise to an impairment test to be performed for the applicable CGU. However, these activities and the related impairment charges (reversals) recorded, which are primarily with respect to manufacturing facility closures, restructuring and other related charges and idled assets, are presented in Note 4 and in the table below, respectively.

Impairments

Impairments (reversals) recognized during the years ended December 31, 2014 and 2013 were as a result of manufacturing facility closures, restructuring and other related charges and idled assets. These impairments (reversals) are recognized in earnings in manufacturing facility closures, restructuring and other related charges and cost of sales and in cash flows in charges in connection with manufacturing facility closures, restructuring and other related charges and other adjustments for non cash items, respectively.

Impairments (reversals) recognized during the years ended December 31, 2014 and 2013 are as follows:

	2014		2013
	Impairment	Impairment	Impairment	Impairment
	recognized	reversed	recognized	reversed
	$	$	$	$
Classes of assets impaired
Manufacturing facility closures, restructuring and other related charges
Property, plant and equipment
Land	—	—	605	—
Buildings	435	(52)	4,019	(217)
Manufacturing equipment	209	(847)	17,977	(154)
Furniture, office equipment and other	—	—	24	—
Computer equipment and software	—	—	82	—

	644	(899)	22,707	(371)
Idled Assets
Property, plant and equipment
Manufacturing equipment	136	—	161	—

Total	780	(899)	22,868	(371)

The recoverable assets impaired (reversed) are related to the manufacturing facility closures and restructuring initiatives. As of December 31, 2014 and 2013 the net book value of the recoverable assets remaining was $1.8 million and $13.7 million, respectively. The net book value includes the effects of ongoing depreciation of the assets continuing to be used until their disposal, which is expected to be at the completion of the facility closure, restructuring initiative or final sale of the asset. The fair value of the recoverable amount of the assets at the impairment dates were determined using independent market appraisals by regional real-estate professionals, quoted market values or the Company’s plans and intent to transfer, use, sell or any other value that could be attributed to the assets. The Company used its best estimate in assessing the likely outcome for each of the assets. The recoverable amount of the assets in all cases was fair value less costs to sell. As a result, the recoverable amounts of the assets were within Level 2 of the fair value measurement hierarchy. A further description of the fair value measurement hierarchy can be found in Note 21.

13 - LONG-TERM DEBT

	December 31, 2014
	Maturity	Effective Interest rate
			$
Revolving Credit Facility (a) (1)	November 2019	2.01%	97,936
Asset-based loan (“ABL”) (b) (1)	Repaid in full	—	—
Real estate secured term loan (“Real Estate Loan”) (c) (1)	Prepaid in full	—	—
Finance lease liabilities (d)	Various until October 2024	2.74% - 8.70%	25,217
Mortgage and other loans (e) (1)	November 2017	0.00%	106
Equipment finance agreement advance fundings (f)	Completed	—	—

			123,259
Less: Installments on long-term debt			5,669

			117,590

	December 31, 2013
	Interest rate Effective
		$
Asset-based loan (“ABL”) (b) (1)	2.89%	78,159
Real estate secured term loan (“Real Estate Loan”) (c) (1)	3.67%	14,278
Finance lease liabilities (d)	2.74% - 8.70%	26,468
Mortgage and other loans (e) (1)	3.40%	9,602
Equipment finance agreement advance fundings (f)	2.46%	1,307

		129,814
Less: Installments on long-term debt		8,703

		121,111

(1)	The Revolving Credit Facility, ABL, Real Estate Loan and mortgage and other loans are presented net of unamortized related debt issue costs, amounting to $2.1 million ($1.9 million in 2013).

Long-term debt repayments are due as follows:

	Finance	Other
	lease	long-term
	liabilities	loans
	$	$
2015	6,405	—
2016	6,327	—
2017	6,141	106
2018	4,887	—
2019	1,078	100,085
Thereafter	2,657	—

Total payments	27,495	100,191
Interest expense included in minimum lease payments	2,278	—

Total	25,217	100,191

(a)	Revolving Credit Facility

On November 18, 2014, the Company entered into a five-year, $300 million revolving credit facility (“Revolving Credit Facility”) with a syndicate of financial institutions, replacing the Company’s $200 million ABL due to mature in February 2017.

In securing the Revolving Credit Facility, the Company incurred debt issue costs amounting to $2.2 million which were capitalized and are being amortized using the straight-line method over the five-year term.

The Revolving Credit Facility matures on November 18, 2019 and bears an interest rate based primarily on the LIBOR rate plus a spread varying between 100 and 225 basis points depending on the consolidated total leverage ratio (125 basis points as of December 31, 2014). The revolving credit loans denominated in US Dollars bear interest primarily at the LIBOR rate applicable to dollar-denominated loans plus the applicable margin. Revolving credit loans denominated in an alternative currency bear interest primarily at the LIBOR rate applicable to alternative currency-denominated loans plus the applicable margin and any mandatory costs. Interest payments on base rate loans, which consist of all loan draws not funded with a LIBOR contract, are due and payable in arrears on the last business day of each calendar quarter. Interest payments on LIBOR rate loans are due and payable on the last day of each interest period. If such interest period extends over three months, interest is due at the end of each three month interval during such interest period.

The credit agreement also includes an incremental accordion feature of $150 million, which will enable the Company to increase the limit of the Revolving Credit Facility, subject to the credit agreement’s terms, if needed. Such incremental revolving credit increase matures on the revolving credit maturity date and bears interest at the rate applicable to the revolving credit loans.

As of December 31, 2014, the Revolving Credit Facility’s outstanding balance amounted to $102.1 million, including $2.0 million in standby letters of credit. Accordingly, the Company’s unused availability as of December 31, 2014 amounted to $197.9 million.

The Revolving Credit Facility is secured by a first priority lien on all personal property of the Company and all current and future material subsidiaries.

The Revolving Credit Facility has three financial covenants, a consolidated total leverage ratio not to be greater than 3.25 to 1.00, with an allowable temporary increase to 3.75 to 1.00 for the four quarters following an acquisition with a price not less than $50 million, and a consolidated debt service ratio not to be less than 1.50 to 1.00, and the aggregated amount of all capital expenditures in any fiscal year may not exceed $50 million. The Company was in compliance with the consolidated total leverage ratio, consolidated debt service ratio and capital expenditures limit which were 1.23, 2.10 and $40.6 million, respectively, as of December 31, 2014. A default under the Revolving Credit Facility is deemed a default under the Equipment Finance Agreement.

(b)	Asset-based loan

On November 18, 2014, the ABL balance of $95.0 million was repaid in full, resulting in satisfaction and discharge of the first priority lien. There was a corresponding write-off of debt issue costs of $0.9 million which was recorded as interest expense under the caption finance costs in earnings.

In 2008, the Company secured the five-year $200 million ABL with a syndicate of financial institutions. On February 1, 2012, the Company entered into an amendment to its ABL facility extending its maturity date to February 1, 2017 from March 28, 2013. Under the amendment to the ABL, the pricing grid of the extended ABL was 30-day LIBOR plus a premium varying between 1.75% to 2.25%. On November 25, 2013, the Company entered into an amendment to its ABL facility which increased its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The ABL bore interest at 30-day LIBOR plus a premium varying between 175 and 225 basis points depending on the loan’s remaining availability (200 basis points as of December 31, 2013).

The ABL was secured by a first priority lien on the trade receivables, inventories and machinery and equipment of the Company and substantially all of its subsidiaries. These trade receivables, inventories and machinery and equipment included in the determination of the ABL’s borrowing base amounted to $78.5 million, $94.3 million and $181.6 million, respectively, as of December 31, 2013.

The ABL had one financial covenant, a fixed charge ratio of greater than or equal to 1.0 to 1.0. The financial covenant became effective only when unused availability dropped below $25.0 million. Although not in effect, the Company was above the $25.0 million threshold of unused availability and, thus, was in compliance with this fixed charge ratio covenant as of December 31, 2013. A default under the ABL facility would have been deemed a default under the Real Estate Loan, the Equipment Finance Agreement and South Carolina Mortgage.

(c)	Real Estate Loan

On November 18, 2014, the Real Estate Loan balance of $13.3 million was prepaid in full, resulting in satisfaction and discharge of liability. There was a corresponding write-off of debt issue costs of $0.4 million which was recorded as interest expense under the caption finance costs in earnings.

On November 1, 2012, the Company entered into the Real Estate Loan of $16.6 million, which was amortizable on a straight-line basis over the ten-year term, and had a net book value of $14.3 million as of December 31, 2013. The maturity of the loan would have been accelerated if the ABL was not extended and if Bank of America, N.A. ceased to be the revolver agent by reason of an action of the Company. A portion of the loan could have been required to be repaid early if any mortgage properties were disposed of prior to October 31, 2022. The loan was secured by certain of the Company’s real estate and improvements thereon, collectively having a net book value of $11.2 million as of December 31, 2013.

On November 25, 2013, the Company entered into an amendment to the Real Estate Loan which increased its ability to secure financing in connection with the purchase of fixed assets under a permitted purchase money debt facility from $25.0 million to $45.0 million.

The Real Estate Loan bore interest at a rate of 30-day LIBOR plus 250 basis points until December 31, 2012. Thereafter, the Real Estate Loan bore interest at a rate of 30-day LIBOR plus a loan margin between 225 and 275 basis points based on a pricing grid, as defined in the loan agreement (225 basis points as of December 31, 2013). The Real Estate Loan required monthly payments of principal of $138,125 plus accrued interest, with the first payment having occurred on December 1, 2012. A final payment of $9.7 million would have been due on February 1, 2017 if the ABL facility was not extended and if Bank of America, N.A. ceased to be the revolver agent by reason of an action of the Company.

The Real Estate Loan contained two financial covenants, both of which were calculated at the end of each fiscal month. The Company was in compliance with these covenants since entering into the Real Estate Loan.

(d)	Finance lease liabilities

The Company has obligations under finance lease liabilities for the rental of a building, computer hardware, shop equipment and office equipment, payable in monthly installments ranging from $126 to $263,450 ($90 to $263,450 in 2013), including interest. The finance lease liabilities are secured by assets under the lease liabilities.

On August 14, 2012, the Company entered into a secured debt equipment finance agreement (the “Equipment Finance Agreement”) in the amount of up to $24.0 million for qualifying US capital expenditures during the period May 2012 through March 31, 2014. The amount available under the facility was increased to $25.7 million as of March 26, 2014. The terms of the arrangement include multiple individual finance leases, each of which have a term of 60 months and a fixed interest rate of 2.74%, 2.90%, and 2.95%, respectively, for leases scheduled prior to January 1, 2013, January 1, 2014, and March 31, 2014, respectively. The Company entered into the final schedule on March 26, 2014.

The Company entered into the following schedules:

Date entered	Amount	Interest rate	Payments	Last payment due
	$		$
September 27, 2012	2.7 million	2.74%	48,577	October 1, 2017
December 28, 2012	2.6 million	2.74%	46,258	January 1, 2018
June 28, 2013	2.2 million	2.90%	39,329	July 1, 2018
December 31, 2013	14.7 million	2.90%	263,450	January 1, 2019
March 26, 2014	3.5 million	2.95%	62,263	April 1, 2019

The Company financed two schedules, $2.7 million and $2.6 million in 2012 and two schedules, $2.2 million and $14.7 million in 2013. If the Company did not finance the full amount of $4.0 million and $20.0 million by December 31, 2012 and December 31, 2013, respectively, then the Company was required to pay a Reinvestment Premium as defined under the Equipment Finance Agreement on the difference between those amounts and the amounts actually funded in each of those years if the 3-Year SWAP rate decreased to less than 0.5%. The Company did not finance the required amount for 2013, but was not required to pay a Reinvestment Premium based on the 3-Year SWAP rate at December 31, 2013. The schedules are secured by the equipment with a net book value of $23.9 million as of December 31, 2014 ($21.3 million in 2013).

(e)	Mortgage loans

The Company had a $1.8 million mortgage loan on its owned real estate in Bradenton, Florida. On October 7, 2014, the Company prepaid in full the remaining $1.5 million on the note which was originally due September 28, 2028. There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings. The mortgage loan had a net book value of $1.4 million as of December 31, 2013.

Until October 1, 2011, the loan bore interest at 7.96%. The applicable interest rate adjusted every three years to a 355 basis point spread over the 10-year Interest Rate Swap published in the daily release of the Federal Reserve. Effective on October 1, 2011, the applicable interest rate decreased to 5.63%. As a result, the required monthly payments of principal and interest decreased from $14,723 to $12,535 which started on November 1, 2011.

On November 18, 2014, the Company prepaid in full the remaining $7.4 million on the Blythewood, South Carolina mortgage (“South Carolina Mortgage”). There was a corresponding write-off of debt issue costs of $0.1 million which was recorded as interest expense under the caption finance costs in earnings.

On June 28, 2013, the Company purchased real estate in Blythewood, South Carolina for $11.3 million and entered into the South Carolina Mortgage on the real estate for up to $10.7 million, $8.5 million of which was advanced upon closing of the purchase of the property. Interest was payable monthly and principal was to be amortized on a straight-line basis over ten years. The loan provided for an additional advance of $2.1 million upon completion of building improvements, subject to an appraisal (this amount was never advanced). The loan had a net book value of $8.0 million as of December 31, 2013. The maturity of the loan could have been accelerated if the ABL facility was not extended, refinanced with a credit facility acceptable to Wells Fargo Bank, National Association (“Wells Fargo”), or if Wells Fargo ceased to be an ABL lender by reason of the action of the Company. The loan bore interest at a rate of 30-day LIBOR plus 215 basis points. The mortgage loan initially required monthly payments of principal of $70,937.50 (subject to adjustment if the additional advance had been made) plus accrued interest, with the first payment paid on July 15, 2013. As a result of the additional $2.1 million not being advanced, the final payment of $7.2 million was to be due on February 1, 2017 if the ABL facility was not extended or refinanced with a credit facility acceptable to Wells Fargo. The mortgage loan contained two financial covenants, a fixed charge coverage ratio of at least 1.1 to 1.0 and a cash flow leverage ratio of not greater than 3.5 to 1.0, both of which were measured monthly on a trailing 12-month basis. The Company had been in compliance with these covenants since entering into the mortgage loan. The loan was secured by the Company’s Blythewood, South Carolina real property and the building improvements thereon which had a net book value of $12.5 million as of December 31, 2013.

(f)	Equipment finance agreement advance fundings

Advance fundings, which were amounts funded and borrowed but not yet scheduled, were nil and $1.3 million as of December 31, 2014 and 2013. Advance fundings accrued interest at the 30-day LIBOR rate plus 200 basis points.

14 - PROVISIONS AND CONTINGENT LIABILITIES

The Company’s current provisions consist of environmental and restoration obligations and severance and other provisions primarily related to employee termination costs resulting from the closure of manufacturing facilities.

The reconciliation of the Company’s provisions as of December 31, 2013 is as follows:

	Environmental	Restoration	Resolution of a contingent liability	Severance and other	Total
	$	$	$	$	$
Balance, December 31, 2012	—	1,891	—	1,526	3,417
Additional provisions	2,518	—	1,300	1,895	5,713
Amounts used	—	(130)	(1,300)	(1,819)	(3,249)
Net foreign exchange differences	—	(87)	—	(49)	(136)

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

Amount presented as current	—	1,190	—	675	1,865
Amount presented as non-current	2,518	484	—	878	3,880

Balance, December 31, 2013	2,518	1,674	—	1,553	5,745

The reconciliation of the Company’s provisions as of December 31, 2014 is as follows:

	Environmental	Restoration	Severance and other	Total
	$	$	$	$
Balance, December 31, 2013	2,518	1,674	1,553	5,745
Additional provisions	—	433	2,301	2,734
Amounts used	—	(532)	(932)	(1,464)
Amounts reversed	—	(559)	(17)	(576)
Net foreign exchange differences	—	(99)	(30)	(129)

Balance, December 31, 2014	2,518	917	2,875	6,310

Amount presented as current	—	—	2,770	2,770
Amount presented as non-current	2,518	917	105	3,540

Balance, December 31, 2014	2,518	917	2,875	6,310

The environmental provision pertains to the Columbia, South Carolina manufacturing facility. Refer to Note 4 for more information regarding the relocation of the Columbia, South Carolina manufacturing facility.

The restoration provision pertains to two leases at operating facilities where the Company is obligated to restore the leased properties to the same condition that existed at the time of the lease commencement date. The carrying amount of this obligation is based on management’s best estimate of the costs of the permanent removal of the Company’s manufacturing equipment used in these facilities.

In 2013, the Company began the process to relocate the Langley, British Columbia manufacturing facility to a new nearby location due to the expiration of the non-renewable lease in April 2014. As a result, in 2014, the Company recorded an additional restoration provision for the new location where the Company is obligated to restore the leased property to the same condition that existed at the time of the lease commencement date. In addition, the Company reversed a portion of the outstanding restoration provision of the existing facility based on actual costs incurred. The reversal is included in earnings in cost of sales and reduced depreciation and amortization.

The severance and other provisions relate primarily to the relocation of the Columbia, South Carolina manufacturing facility and the closure of the Hawkesbury, Ontario, Brantford, Ontario and Richmond, Kentucky manufacturing facilities. The estimated costs pertain primarily to severance and other labor related costs. See Note 4 for more information.

On July 3, 2014, the Company’s prior Chief Financial Officer filed a complaint with the Occupational Safety and Health Administration of the US Department of Labor (“OSHA”) alleging certain violations by the Company related to the terms of his employment and his termination. The Company has filed its response to the complaint with OSHA. The Company believes that these allegations and claims are without merit and intends to vigorously defend them. Because the proceeding is currently in its initial stages, the Company is not currently able to predict the probability of a favourable or unfavourable outcome, or the amount of any possible loss in the event of an unfavourable outcome. Consequently, no material provision or liability has been recorded for these allegations and claims as of December 31, 2014. Approximately $0.4 million of the additional provision recorded in the first quarter of 2014 in severance and other provisions is for an estimated amount relating to the prior Chief Financial Officer based on the employment letter agreements entered into on October 30, 2009 and November 17, 2009.

In February 2012, Multilayer Stretch Cling Film Holdings, Inc. (“Multilayer”) filed a complaint against the Company in the US District Court for Western Tennessee, alleging that the Company had infringed a patent issued to Multilayer that covers certain aspects of the manufacture of stretch film. In May 2013, the Company agreed to a settlement of the outstanding litigation. Under the confidential settlement agreement, the Company paid Multilayer an undisclosed amount in full settlement of all outstanding issues. The terms of the agreement do not restrict the sale of any of the Company’s products, as the Company’s current products do not utilize Multilayer’s patented invention. The settlement has not had, and is not anticipated to have, any material effect on the Company’s continuing operations. The amount is included in the statement of consolidated earnings under the caption selling, general and administrative expenses.

As of December 31, 2014 and 2013:

•	No reimbursements are expected to be received by the Company for any of the provided amounts; and

•	There were no contingent assets at any of the financial statement reporting dates covered by these consolidated financial statements.

During 2014, there was a reversal of a restoration provision as noted above (During 2013, there were no reversals of provisions).

15 - CAPITAL STOCK

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Class “A” preferred shares, issuable in series, ranking in priority to the common shares with respect to dividends and return of capital on dissolution. The Board of Directors is authorized to fix, before issuance, the designation, rights, privileges, restrictions and conditions attached to the shares of each series. No Class A preferred shares have been issued.

Common Shares

The Company’s common shares outstanding as of December 31, 2014 and 2013, were 60,435,826 and 60,776,649, respectively.

Dividends

On August 14, 2012, the Company’s Board of Directors approved a semi-annual dividend policy. On August 14, 2013, the Company’s Board of Directors approved a change in the semi-annual dividend policy to a quarterly dividend policy. On July 7, 2014, the Company’s Board of Directors approved a change in the quarterly dividend policy by increasing the dividend from $0.08 to $0.12 per share.

Cash dividends paid are as follows:

Paid date	Per common share amount		Shareholder record date	Common shares issued and outstanding	Aggregate payment
	$
October 10, 2012	CDN$	0.08	September 21, 2012	59,101,050	$4.8 million
April 10, 2013		$0.08	March 25, 2013	59,983,184	$4.8 million
September 30, 2013		$0.08	September 16, 2013	60,741,649	$4.9 million
December 30, 2013		$0.08	December 16, 2013	60,776,649	$4.9 million
March 31, 2014		$0.08	March 19, 2014	60,776,649	$4.9 million
June 30, 2014		$0.08	June 17, 2014	60,951,976	$4.9 million
September 30, 2014		$0.12	September 15, 2014	60,423,976	$7.2 million
December 31, 2014		$0.12	December 15, 2014	60,436,476	$7.2 million

Share repurchase

On July 7, 2014, the Company announced a NCIB effective on July 10, 2014. In connection with this NCIB, the Company is entitled to repurchase for cancellation up to 2,000,000 of the Company’s common shares issued and outstanding. The NCIB will expire on July 9, 2015.

As of December 31, 2014, the Company has repurchased 597,500 common shares at an average price of CDN$14.35 per share, including commissions, for a total purchase price of $7.8 million. The excess of the purchase price paid over the carrying value of the common shares repurchased of $4.6 million was recorded in deficit in the consolidated balance sheet and in the statement of consolidated changes in shareholders’ equity as a share repurchase premium.

Stock options

Under the Company’s ESOP, stock options to acquire the Company’s common shares may be granted to the Company’s executives, directors and key employees. The total number of common shares reserved for issuance under the ESOP shall be equal to 10% of the Company’s issued and outstanding common shares from time to time. Stock options are equity-settled and expire no later than 10 years after the date of the grant and can only be used to purchase stock and may not be redeemed for cash. The plan provides that such stock options granted to key employees and executives will vest and may be exercisable 25% per year over four years. The stock options granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

All stock options are granted at a price determined and approved by the Board of Directors, which cannot be less than the closing price of the common shares on the TSX for the day immediately preceding the effective date of the grant.

The changes in number of stock options outstanding were as follows:

	2014		2013		2012
	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price	Number of options
	CDN$		CDN$		CDN$
Balance, beginning of year	5.52	2,264,177	2.60	2,657,037	3.28	3,774,026
Granted	12.51	492,500	12.19	830,000	—	—
Exercised	3.60	(256,677)	3.35	(1,151,610)	3.10	(663,989)
Forfeited	8.38	(140,000)	9.71	(71,250)	1.88	(52,500)
Expired	—	—		—	9.27	(400,500)

Balance, end of year	7.01	2,360,000	5.52	2,264,177	2.60	2,657,037

Options exercisable at the end of the year	3.33	1,221,250	2.36	987,927	3.03	1,676,305

The weighted average fair value per stock option granted during 2014 and 2013 was $3.12 and $3.69, respectively (no stock options were granted in 2012), using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	5.6 years	5.6 years
Expected volatility(1)	38%	43%
Risk-free interest rate	1.75%	1.59%
Expected dividends	2.83%	2.72%
Stock price at grant date	CDN$12.51	CDN$12.19
Exercise price of awards	CDN$12.51	CDN$12.19
Foreign exchange rate USD to CDN	1.1070	1.0358

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

The weighted average fair value at grant date per stock option outstanding as of December 31, 2014, 2013 and 2012 was $2.27, $1.98 and $1.27, respectively.

The weighted average stock price at the date of exercise was $13.14 and $11.54 in 2014 and 2013, respectively, resulting in cash proceeds to the Company of $0.8 million and $3.8 million, respectively.

The following tables summarize information about stock options outstanding and exercisable as of:

	Options outstanding			Options exercisable
	Number	Weighted average contractual life (years)	Weighted average exercise price	Number	Weighted average exercise price
			CDN$		CDN$
December 31, 2014

Range of exercise prices
$1.55 to $2.19	1,190,000	4.37	1.81	1,043,750	1.84
$12.04 to $14.34	1,170,000	6.22	12.30	177,500	12.15

	2,360,000	5.29	7.01	1,221,250	3.33

December 31, 2013

Range of exercise prices
$1.55 to $1.90	1,077,500	5.78	1.74	617,500	1.76
$2.19 to $3.61	406,677	2.18	2.83	352,927	2.93
$12.04 to $14.34	780,000	6.80	12.14	17,500	12.04

	2,264,177	5.48	5.52	987,927	2.36

December 31, 2012

Range of exercise prices
$0.55 to $0.83	12,500	3.25	0.55	10,000	0.55
$1.55 to $2.33	1,482,500	5.15	1.83	550,000	1.88
$3.61 to $5.42	1,162,037	2.06	3.61	1,116,305	3.61

	2,657,037	4.45	2.60	1,676,305	3.03

Performance Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the PSU Plan. The purpose of the PSU Plan is to provide participants with a proprietary interest in the Company to (a) increase the incentives of those participants who share primary responsibility for the management, growth and protection of the business of the Company, (b) furnish an incentive to such participants to continue their services for the Company and (c) provide a means through which the Company may attract potential employees. The PSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award PSUs to eligible persons. A PSU, as defined by the Company’s PSU Plan, represents the right of a participant, once such PSU is earned and has vested in accordance with the PSU Plan, to receive the number of common shares of the Company underlying the PSU. Furthermore, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. PSUs are net-settled to satisfy minimum statutory tax withholding requirements.

PSUs are expensed straight-line over their vesting period. The fair value of the PSU is estimated using the Monte Carlo simulation model.

On June 11, 2014, 152,500 PSUs were granted at a fair value of $11.38 per PSU. The fair value of PSUs granted was estimated using the Monte Carlo simulation model, taking into account the following assumptions:

2014
Expected life	3 years
Expected volatility(1)	38%
Risk-free interest rate	0.91%
Expected dividends(2)	0.00%
Performance period starting price(3)	CDN$12.74
Stock price at grant date	CDN$12.72

(1)	Expected volatility was calculated based on the daily dividend adjusted closing price change on the TSX for a term commensurate with the expected life of each grant.
(2)	As noted above, a participant will receive a cash payment from the Company upon PSU settlement that is equivalent to the number of shares issued or delivered to the participant multiplied by the amount of cash dividends per share declared by the Company between the date of grant and the third anniversary of the grant date. As such, there is no impact from expected future dividends in the Monte Carlo simulation model.
(3)	The performance period starting price is measured as the five day volume weighted average trading price for the common shares of the Company on the TSX as of June 11, 2014.

The PSUs are earned over a three year period with vesting at the third anniversary of the grant date. The number of shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return (“TSR”) ranking versus a specified peer group of companies. As of December 31, 2014, the Company’s TSR ranking was such that if the awards were to settle at December 31, 2014, the number of shares earned would be 150% of the grant amount.

Deferred Share Unit Plan

In the second quarter of 2014, the Board of Directors of the Company adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Company in creating long-term shareholder value. The DSU Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award DSUs to any member of the Board of Directors of the Company that is not an executive officer or employee of the Company. A DSU, as defined by the Company’s DSU Plan, represents the right of a participant to receive a common share of the Company. Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled when the director ceases to be a member of the Board of Directors of the Company. DSUs are net-settled to satisfy minimum statutory tax withholding requirements.

DSUs received as a result of a grant are expensed immediately. The fair value of DSUs is based on the close price for the common shares of the Company on the Toronto Stock Exchange on the date of the grant.

DSUs received in lieu of cash for directors’ fees are expensed as earned over the service period. The fair value of DSUs is based on the fair value of services rendered.

During the year ended December 31, 2014, 36,901 DSUs were granted at a weighted average fair value of $12.04.

For the year ended December 31, 2014, $0.2 million of stock-based compensation expense was recognized for DSUs received in lieu of cash for directors’ fees that had not yet been granted as of December 31, 2014.

Stock Appreciation Rights

On June 20, 2012, the Board of Directors of the Company adopted the 2012 SAR Plan in lieu of granting stock options in 2012. The 2012 SAR Plan is administered by the Compensation Committee of the Board of Directors of the Company and authorizes the Company to award SARs to eligible persons. A SAR, as defined by the Company’s plan, is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a common share of the Company on the date of exercise. These SARs can only be settled in cash and expire no later than 10 years after the date of the grant. The award agreements provide that these SARs granted to employees and executives will vest and may be exercisable 25% per year over four years. The SARs granted to directors, who are not officers of the Company, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

Over the life of the awards, the total amount of expense recognized will equal the amount of the cash outflow, if any, as a result of exercises. At the end of each reporting period, the lifetime amount of expense recognized will equal the current period value of the SARs using the Black-Scholes pricing model, multiplied by the percentage vested. As a result, the amount of expense recognized can vary due to changes in the model variables from period to period until the SARs are exercised, expire, or are otherwise cancelled.

All SARs are granted at a price determined and approved by the Board of Directors, which is the closing price of the common shares on the TSX on the trading day immediately preceding the day on which a SAR is granted.

On June 28, 2012, 1,240,905 SARs were granted at an exercise price of CDN$7.56. As of December 31, 2014 and 2013, 645,452 and 1,169,655 SARs were outstanding, respectively. As of December 31, 2014 and 2013, the weighted average fair value per SAR outstanding was estimated as $8.51 and $6.14, respectively, using the Black-Scholes option pricing model, taking into account the following weighted average assumptions:

	2014	2013
Expected life	3.3 years	4.3 years
Expected volatility(1)	33%	37%
Risk-free interest rate	1.17%	1.77%
Expected dividends	2.99%	2.43%
Stock price at grant date	CDN$7.56	CDN$7.56
Exercise price of awards	CDN$7.56	CDN$7.56
Stock price	CDN$18.61	CDN$14.03
Foreign exchange rate US to CDN	1.1601	1.0640

(1)	Expected volatility was calculated by applying a weighted average of the daily closing price change on the TSX for a term commensurate with the expected life of each grant, with more weight placed on the more recent time periods.

During the years ended December 31, 2014, 2013 and 2012, $3.7 million, $3.8 million and $1.3 million of expense, respectively, is in earnings in selling, general and administrative expenses. As of December 31, 2014 and 2013, $7.2 million and $3.7 million, respectively, for outstanding amounts vested and expected to vest in the next twelve months and exercised amounts unpaid at the balance sheet date is in the consolidated balance sheets in accounts payable and accrued liabilities. As of December 31, 2014 and 2013, $0.5 million and $1.1 million, respectively, for amounts expected to vest in greater than twelve months is in the consolidated balance sheets in other liabilities. As of December 31, 2014 and 2013, the aggregate intrinsic value of outstanding vested awards, including awards exercised but not yet paid, was $4.4 million and $1.8 million, respectively.

During the years ended December 31, 2014, 2013 and 2012, 400,453, 41,250 and nil SARs were exercised, respectively, at an exercise price of CDN$7.56, CDN$7.56 and nil, respectively, resulting in cash payments of approximately $3.6 million, $0.3 million and nil, respectively.

During the years ended December 31, 2014, 2013 and 2012, 123,750, 30,000 and nil SARs were forfeited, respectively.

Change in Contributed Surplus

The activity for the years ended December 31, 2014, 2013 and 2012 in the consolidated changes in shareholders’ equity under the caption contributed surplus is detailed as follows:

	2014	2013	2012
	$	$	$
Excess tax benefit on exercised stock options	(732)	—	—

Excess tax benefit on outstanding stock options	2,535	4,675	—

Stock-based compensation expense credited to capital on options exercised	(289)	(1,709)	(764)

Stock-based compensation expense
Stock options	1,542	1,145	539
Deferred share units	602	—	—
Performance share units	338	—	—

	2,482	1,145	539

Change in contributed surplus	3,996	4,111	(225)

16 - ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

	December 31, 2014	December 31, 2013	December 31, 2012
	$	$	$
Accumulated currency translation adjustments	(8,113)	(770)	3,208

17 - PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

The Company has several non-contributory defined contribution plans and defined benefit plans for substantially all its employees in both Canada and the US.

Defined contribution plans

In the US, the Company maintains a savings retirement plan (401(k) Plan) for the benefit of certain employees who have been employed for at least 90 days. Contribution to this plan is at the discretion of the Company. The Company also maintains 401(k) plans according to the terms of certain collective bargaining agreements.

The Company also contributes to multi-employer plans for employees covered by certain collective bargaining agreements.

In Canada, the Company maintains defined contribution pension plans for its salaried employees and contributes amounts equal to 4% of each participant’s eligible salary.

The amount expensed with respect to the defined contribution plans for the years ended December 31, 2014, 2013 and 2012 was $3.6 million, $3.6 million and $3.7 million, respectively.

Defined benefit plans

The Company has, in the US, three defined benefit pension plans (hourly and salaried). Benefits for employees are based on compensation and years of service for salaried employees and fixed benefits per month for each year of service for hourly employees.

In Canada, certain non-union hourly employees of the Company are covered by a plan which provides a fixed benefit per month for each year of service.

Effective September 30, 2011, the only other defined benefit plan associated with the former Brantford, Ontario manufacturing facility sponsored by the Company was wound-up. Pursuant to applicable legislation, benefits for this plan had to be settled within the five-year period following the wind-up effective date. During 2014, the Company purchased group annuity buy out policies to settle its obligation to plan participants. The Company recognized settlement losses in 2014 of $1.6 million resulting from the difference between the defined benefit obligations remeasured at settlement dates and the cost to settle the obligations. The settlement losses were included in earnings in cost of sales.

In the US, certain union hourly employees of the Company are covered by plans which provide a fixed benefit per month for each year of service. The Company amended one of the plans during the year ended December 31, 2012, which immediately increased the fixed benefit as well as incrementally over the next three years. The Company also closed the plan to new entrants whereby employees hired on or after the amendment date will not be permitted to participate in the plan. Under Amended IAS 19 – Employee Benefits, the Company was required to recognize past service costs associated with benefit plan changes of $0.7 million immediately in cost of sales in earnings in 2012.

In the US, the Company provides group health care and life insurance benefits to certain retirees. In Canada, the Company provides group health care, dental and life insurance benefits for eligible retired employees.

Supplementary executive retirement plans

The Company has Supplementary Executive Retirement Plans (“SERPs”) to provide supplemental pension benefits to certain key executives. The SERPs are not funded and provide for an annual pension benefit, from retirement or termination date, in the amounts ranging from $0.2 million to $0.6 million, annually.

Governance and oversight

The defined benefit plans sponsored by the Company are subject to the requirements of the Employee Retirement Income Security Act and related legislation in the US and of the Canadian Income Tax Act and provincial legislation in Ontario and Nova Scotia. In addition, all actuarial computations related to defined benefit plans are based on actuarial assumptions and methods determined in accordance with the generally recognized and accepted actuarial principles and practices prescribed by the Actuarial Standards Board, the American Academy of Actuaries and the Canadian Institute of Actuaries.

Minimum funding requirements are computed based on methodologies and assumptions dictated by regulation in the US and Canada. The Company’s practice is to fund at least the statutory minimum required amount for each defined benefit plan’s plan year.

The Company’s Investment Committee, comprised of the Company’s Chief Financial Officer, Vice President of Human Resources and other members of management, makes investment decisions for the Company’s pension plans. The asset liability matching strategy of the pension plans is reviewed quarterly in terms of risk and return profiles. The Investment Committee has established a target mix of equity, fixed income, and alternative securities based on funded status level and other variables of each defined benefit plan.

The assets of the defined benefit plans are held separately from those of the Company in funds under the control of trustees.

Information Relating to the Various Plans

	Pension Plans		Other plans
	2014	2013	2014	2013
	$	$	$	$
Defined benefit obligations
Balance, beginning of year	82,715	92,356	3,275	4,677
Current service cost	1,126	1,335	16	18
Interest cost	3,538	3,465	136	171
Benefits paid	(3,488)	(3,413)	(58)	(60)
Benefits paid upon settlement	(15,743)	—	—	—
Actuarial losses from demographic assumptions	3,726	1,075	87	86
Actuarial (gains) losses from financial assumptions	10,311	(10,521)	209	(744)
Experience (gains) losses	(1,277)	342	185	(640)
Settlement loss	1,613	—	—	—
Foreign exchange rate adjustment	(1,298)	(1,924)	(188)	(233)

Balance, end of year	81,223	82,715	3,662	3,275

Fair value of plan assets
Balance, beginning of year	67,121	57,745	—	—
Interest income	2,598	2,175	—	—
Return on plan assets (excluding amounts included in net interest expense)	2,538	8,186	—	—
Contributions by the employer	2,240	4,311	—	—
Benefits paid	(3,488)	(3,413)	—	—
Benefits paid upon settlement	(15,743)	—	—	—
Administration expenses	(675)	(307)	—	—
Foreign exchange rate adjustment	(1,419)	(1,576)	—	—

Balance, end of year	53,172	67,121	—	—

Funded status – deficit	28,051	15,594	3,662	3,275

The defined benefit obligations and fair value of plan assets at December 31, are composed by geographical locations as follows:

	2014			2013
	US	Canada	Total	US	Canada	Total
	$	$	$	$	$	$
Defined benefit obligations	70,070	14,815	84,885	59,027	26,963	85,990
Fair value of plan assets	(42,509)	(10,663)	(53,172)	(40,673)	(26,448)	(67,121)

Deficit in plans	27,561	4,152	31,713	18,354	515	18,869

The defined benefit obligations at December 31, for pension plans can be analyzed by funding status as follows:

	2014	2013
	$	$
Wholly unfunded	11,751	9,706
Wholly funded or partially funded	69,472	73,009

Total obligations	81,223	82,715

Reconciliation of Pension and Other Post-Retirement Benefits Recognized in the Balance Sheet

	December 31, 2014	December 31, 2013
	$	$
Pension Plans

Present value of the defined benefit obligation	81,223	82,715
Fair value of the plan assets	53,172	67,121

Deficit in plans	28,051	15,594

Asset ceiling	—	2,676

Liabilities recognized	28,051	18,270

Other plans

Present value of the defined benefit obligation and deficit in the plans	3,662	3,275

Liabilities recognized	3,662	3,275

Total plans

Total pension and other post-retirement benefits recognized in balance sheets	31,713	21,545

The composition of plan assets based on the fair value as of December 31, was as follows:

	December 31,	December 31,
	2014	2013
	$	$
Asset category
Cash	1,789	5,675
Equity instruments	26,706	39,854
Fixed income instruments	22,491	19,383
Real estate investment trusts	2,186	2,209

Total	53,172	67,121

As of December 31, 2014 and 2013, approximately 26% and 56% of equity and fixed income instruments were held in mutual funds, respectively. None of the benefit plan assets were invested in any of the Company’s own equity or financial instruments or in any property or other asset that was used by the Company.

Most equity, fixed income and real estate investment trusts have quoted prices in active markets. Certain US government obligations are valued at the quoted price for identical or similar securities reported in active markets.

Defined Benefit Expenses Recognized in Consolidated Earnings

	Pension Plans			Other plans
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Current service cost	1,126	1,335	1,230	16	18	16
Past service cost	—	—	682	—	—	—
Administration expenses	675	307	398	—	—	—
Net interest expense	1,031	1,355	1,261	136	171	181
Settlement loss	1,613	—	—	—	—	—

Net costs recognized in the statement of consolidated earnings	4,445	2,997	3,571	152	189	197

	Total Plans
	2014	2013	2012
	$	$	$
Current service cost	1,142	1,353	1,246
Past service cost	—	—	682
Administration expense	675	307	398
Net interest expense	1,167	1,526	1,442
Settlement loss	1,613	—	—

Net costs recognized in the statement of consolidated earnings	4,597	3,186	3,768

Remeasurement of Defined Benefit Liability in Other Comprehensive Income (Loss)

	Pension Plans			Other plans
	2014	2013	2012	2014	2013	2012
	$	$	$	$	$	$
Actuarial losses from demographic assumptions	(3,726)	(1,075)	(768)	(87)	(86)	(49)
Actuarial gains (losses) from financial assumptions	(10,311)	10,521	(4,480)	(209)	744	(202)
Experience gains (losses)	1,277	(342)	(1,947)	(185)	640	(8)
Return on plan assets (excluding amounts included in net interest expense)	2,538	8,186	3,291	—	—	—
Asset ceiling	—	(2,676)	—	—	—	—
Change in the amount recognized as a liability in respect of minimum funding requirements	2,497	1,749	(1,194)	—	—	—

Total amounts recognized in other comprehensive income (loss)	(7,725)	16,363	(5,098)	(481)	1,298	(259)

The Company expects to contribute $2.2 million to its defined benefit pension plans and $0.1 million to its health and welfare plans in 2015.

The weighted average duration of the defined benefit obligation at December 31, 2014 is 14 years for US plans and 20 years for Canada plans (13 years and 15 years in 2013, respectively).

The significant weighted average assumptions, which management considers the most likely, and which were used to measure its defined benefit obligations at December 31, are as follows:

	US plans		Canadian plans
	2014	2013	2014	2013
Discount rate
Pension plans	3.74%	4.65%	4.15%	4.80%
Other plans	3.15%	3.70%	4.15%	4.80%
Mortality rate (in years)
Current pensioner - Male	22	20	22	21
Current pensioner - Female	24	21	24	23
Current member aged 45 - Male	23	21	23	23
Current member aged 45 - Female	25	22	25	25

Significant actuarial assumptions for defined benefit obligation measurement purposes are discount rate and mortality rate. The sensitivity analyses below have been determined based on reasonably possible changes of the assumptions, in isolation of one another, occurring at the end of the reporting period. This analysis may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in the assumptions would occur in isolation of one another as some of the assumptions may be correlated. An increase or decrease of 1% in these rates or an increase or decrease of one year in mortality rate would have the following impacts on the defined benefit obligation:

	2014	2013
	$	$
Discount rate
Increase of 1%	(10,962)	(10,757)
Decrease of 1%	13,792	13,475
Mortality rate
Life expectancy increased by one year	2,477	2,509
Life expectancy decreased by one year	(2,443)	(2,433)

18 - SEGMENT DISCLOSURES

The Company operates in various geographic locations and develops, manufactures and sells a variety of products to a diverse customer base. Most of the Company’s products are made from similar processes. A vast majority of the Company’s products, while brought to market through various distribution channels, generally have similar economic characteristics. The Company’s decisions about resources to be allocated are determined as a whole based on the Company’s operational, management and reporting structure. The chief operating decision maker assesses the Company’s performance as a single operating segment.

Geographic Information

The following tables present geographic information about revenue attributed to countries based on the location of external customers and about property, plant and equipment by country based on the location of the assets:

	2014	2013	2012
	$	$	$
Revenue
Canada	61,903	63,656	69,085
United States	670,997	643,053	635,727
Other	79,832	74,791	79,618

Total revenue	812,732	781,500	784,430

	December 31, 2014	December 31, 2013
	$	$
Property, plant and equipment
Canada	15,104	17,683
United States	162,799	151,457
Other	10,243	12,472

Total property, plant and equipment	188,146	181,612

Intangible assets
Canada	112	383
United States	1,469	1,212
Other	—	2

Total intangible assets	1,581	1,597

Other assets
Canada	84	92
United States	3,065	3,405
Other	9	153

Total other assets	3,158	3,650

The following table presents revenue information based on revenues for the following product categories and their complementary packaging systems:

	2014	2013	2012
	$	$	$
Revenue
Tape	524,979	510,539	519,399
Film	158,398	149,293	145,780
Woven coated fabrics	121,431	114,438	112,280
Other	7,924	7,230	6,971

	812,732	781,500	784,430

19 - RELATED PARTY TRANSACTIONS

The Company’s key personnel are members of the Board of Directors and five members of senior management in 2014 (five members in 2013 and six members in 2012). Key personnel remuneration includes the following expenses:

	2014	2013	2012
	$	$	$
Short-term benefits including employee salaries and bonuses and director retainer and committee fees	3,359	4,619	4,882
Post-employment benefits	261	261	261
Stock-based compensation expense	4,802	3,977	1,607
Termination benefits	405	—	—

Total remuneration	8,827	8,857	6,750

In June 2014, the Company engaged with a relocation management company to facilitate the purchase of the then-newly appointed Chief Financial Officer’s home in Montreal, Québec, Canada to assist in the relocation to Sarasota, FL, U.S.A. The Company provided funding to the relocation management company to purchase the home for $0.9 million. Upon the sale of the home, the Company will be reimbursed for the purchase funding. As of December 31, 2014 the home is for sale and included in the consolidated balance sheet under the caption other current assets.

20 - COMMITMENTS AND CONTINGENCIES

Commitments Under Operating Leases

For the year ended December 31, 2014, the expense in respect of operating leases was $5.2 million ($4.6 million in 2013 and $4.1 million in 2012). As of December 31, 2014, the Company had commitments aggregating to approximately $11.9 million through the year 2024 for the rental of offices, warehouse space, manufacturing equipment, automobiles, computer hardware and other assets. Minimum lease payments for the next five years are expected to be $2.2 million in 2015, $2.0 million in 2016, $1.9 million in 2017, $1.8 million in 2018, $0.8 million in 2019 and $3.1 million thereafter.

Contingent Loss

In addition to Multilayer in Note 14, the Company is also engaged from time-to-time in various legal proceedings and claims that have arisen in the ordinary course of business. The outcome of all of the proceedings and claims against the Company is subject to future resolution, including the uncertainties of litigation. Based on information currently known to the Company and after consultation with outside legal counsel, management believes that the probable ultimate resolution of any such proceedings and claims, individually or in the aggregate, will not have a material adverse effect on the financial condition of the Company, taken as a whole, and accordingly, no additional amounts have been recorded as of December 31, 2014.

Commitment Under Service Contract

On November 12, 2013, the Company entered into a ten-year electricity service contract at a manufacturing facility. The service date of the contract commenced in August 2014. The Company is committed to monthly minimum usage requirements over the term of the contract. The Company was provided installation at no cost and is receiving economic development incentive credits and maintenance of the required energy infrastructure at the manufacturing facility as part of the contract. The credits are expected to reduce the overall cost of electricity consumed by the facility over the term of the contract. The Company estimates that service billings will total approximately $2.0 million in 2015, $3.2 million in 2016 through 2019 and $14.4 million thereafter.

Certain penalty clauses exist within the contract related to early cancellation after the service date of the contract. The costs related to early cancellation penalties include termination fees based on anticipated service billings over the term of the contract and capital expense recovery charges. While the Company does not expect to cancel the contract prior to the end of its term, the penalties that would apply to early cancellation could total as much as $17.0 million as of December 31, 2014. This amount declines annually until the expiration of the contract.

Commitments to Suppliers

In the second quarter of 2014, the Company entered into agreements with various raw material suppliers to purchase minimum quantities of certain raw materials at fixed rates through December 2015 totaling approximately $5.0 million as of December 31, 2014. The Company is also required by the agreements to pay any storage costs incurred by the applicable supplier in the event the Company delays shipment in excess of 30 days. In the event the Company defaults under the terms of an agreement, an arbitrator will determine fees and penalties due to the applicable supplier. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

In the second quarter of 2014, the Company entered into agreements with various utility suppliers to fix certain energy costs through October 2017 for minimum amounts of consumption at several of its manufacturing facilities. The Company estimates that utility billings will total approximately $5.5 million over the term of the contracts based on the contracted fixed terms and current market rate assumptions. The Company is also required by the agreements to pay any difference between the fixed price agreed to with the utility and the sales amount received by the utility for resale to a third party if the Company fails to meet the minimum consumption required by the agreements. In the event of early termination the Company is required to pay the utility suppliers the difference between the contracted amount and the current market value of the energy, adjusted for present value, of any future agreed upon minimum usage. Neither party shall be liable for failure to perform for reasons of Force Majeure as defined within the agreements.

The Company obtains certain raw materials from suppliers under consignment agreements. The suppliers retain ownership of the raw materials until consumed in production. The consignment agreements involve short-term commitments that typically mature within 30 to 60 days of inventory receipt and are typically renewed on an ongoing basis. At December 31, 2014, the Company had on hand $16.2 million of raw material owned by our suppliers.

The Company currently knows of no event, trend or uncertainty that may affect the availability or benefits of these arrangements.

21 - FINANCIAL INSTRUMENTS

Fair Value and Classification of Financial Instruments

As of December 31, 2014 and 2013, the classification of financial instruments, as well as their carrying amounts and respective fair values are as follows:

	Carrying amount
	Loans and receivables	Financial liabilities at amortized cost	Fair value
	$	$	$
December 31, 2014

Financial assets
Cash	8,342	—	8,342
Trade receivables	81,239	—	81,239
Supplier rebates and other receivables	2,398	—	2,398

Total	91,979	—	91,979

Financial liabilities
Accounts payable and accrued liabilities (1)	—	55,594	55,594
Long-term debt	—	123,259	123,259

Total	—	178,853	178,853

December 31, 2013

Financial assets
Cash	2,500	—	2,500
Trade receivables	78,543	—	78,543
Supplier rebates and other receivables	2,744	—	2,744

Total	83,787	—	83,787

Financial liabilities
Accounts payable and accrued liabilities (1)	—	58,358	58,358
Long-term debt	—	129,814	129,814

Total	—	188,172	188,172

(1)	Excludes employee benefits

The following methods and assumptions were used to determine the estimated fair value of each class of financial instruments:

•	The fair value of cash, trade receivables, supplier rebates and other receivables, accounts payable and accrued liabilities is comparable to their carrying amount, given their short maturity periods; and

•	The fair value of long-term debt, mainly bearing interest at variable rates is estimated using observable market interest rates of similar variable rate loans with similar risk and credit standing.

The Company ensures, to the extent possible, that its valuation techniques and assumptions incorporate all factors that market participants would consider in setting a price and that it is consistent with accepted economic methods for pricing financial instruments.

Hierarchy of financial instruments

The Company categorizes its financial instruments into a three-level fair value measurement hierarchy as follows:

Level 1: The fair value is determined directly by reference to unadjusted quoted prices in active markets for identical assets and liabilities.

Level 2: The fair value is estimated using a valuation technique based on observable market data, either directly or indirectly.

Level 3: The fair value is estimated using a valuation technique based on unobservable data.

As of December 31, 2014 and 2013, long-term debt is categorized as Level 2 of the fair value hierarchy.

Income and expenses relating to financial assets and financial liabilities are as follows:

	2014	2013	2012
	$	$	$
Interest income
Cash and deposits	62	75	132

Bad debt expense (recovery)
Trade receivables	200	(132)	185

Interest expense calculated using the effective interest rate method
Long-term debt	5,756	6,289	13,433

Exchange Risk

The Company’s consolidated financial statements are expressed in US dollars while a portion of its business is conducted in other currencies. Changes in the exchange rates for such currencies into US dollars can increase or decrease revenues, operating profit, earnings and the carrying values of assets and liabilities.

The following table details the Company’s sensitivity to a 10% strengthening of the Canadian dollar and the Euro, against the US dollar, and the related impact on finance costs - other expense, net. For a 10% weakening of the Canadian dollar and the Euro, against the US dollar, there would be an equal and opposite impact on finance costs - other expense, net. As of December 31, 2014 and 2013 everything else being equal, a 10% strengthening of the Canadian dollar and Euro, against the US dollar, would result as follows:

	2014		2013
	Canadian dollar	Euro	Canadian dollar	Euro
	USD$	USD$	USD$	USD$
Impact on finance costs - other expense, net from financial assets and financial liabilities	(461)	(21)	(328)	(41)

Interest Rate Risk

The Company’s Revolving Credit Facility is exposed to a risk of change in cash flows due to changes in the underlying interest rates. The Company does not currently hold any derivative financial instruments to mitigate this risk.

As of December 31, 2014 and 2013, the impact on the Company’s finance costs - interest expense of a 1.0% increase in interest rates, assuming all other variables remained equal, would be an increase of approximately $1.0 million and $1.1 million, respectively.

Credit Risk

Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. Generally, the carrying amount reported on the Company’s consolidated balance sheet for its financial assets exposed to credit risk, net of any applicable provisions for losses, represents the maximum amount exposed to credit risk.

Financial assets that potentially subject the Company to credit risk consist primarily of cash, trade receivables and supplier rebate receivables and other receivables.

Cash

Credit risk associated with cash is substantially mitigated by ensuring that these financial assets are primarily placed with major financial institutions. The Company performs an ongoing review and evaluation of the possible changes in the status and creditworthiness of its counterparties.

Trade receivables

As of December 31, 2014 and 2013, no single customer accounted for over 5% of the Company’s total receivables. Credit risk with respect to trade receivables is limited due to the Company’s credit evaluation process, reasonably short collection terms and the creditworthiness of its customers and credit insurance. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures from resulting in actual losses. Allowance for doubtful accounts is maintained, consistent with credit risk, historical trends, general economic conditions and other information and is taken into account in the consolidated financial statements.

The following table presents an analysis of the age of trade receivables and related balance as of:

	December 31, 2014	December 31, 2013
	$	$
Current	74,304	73,205
Past due accounts not impaired
1 – 30 days past due	6,530	4,408
31 – 60 days past due	230	180
61 – 90 days past due	85	155
Over 90 days past due	90	595

	6,935	5,338
Allowance for doubtful accounts	396	656

Gross accounts receivable	81,635	79,199

The Company makes estimates and assumptions in the process of determining an adequate allowance for doubtful accounts. Trade receivables outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade receivables are past due, the customer’s current ability to pay its obligation to the Company, historical results and the condition of the general economy and the industry as a whole. The Company writes off trade receivables when they are determined to be uncollectible and any payments subsequently received on such trade receivables are credited to the allowance for doubtful accounts. The allowance for doubtful accounts is primarily calculated on a specific-identification of trade receivable accounts.

The following table presents a continuity summary of the Company’s allowance for doubtful accounts as of and for the year ended December 31:

	2014	2013
	$	$
Balance, beginning of year	656	2,392
Additions (recoveries)	169	(163)
Write-offs	(425)	(1,599)
Foreign exchange	(4)	26

Balance, end of year	396	656

Supplier rebates and other receivables

Credit risk associated with supplier rebates and other receivables is limited considering the amount is not material, the Company’s large size and diversified counterparties and geography.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial liabilities and obligations as they become due. The Company is exposed to this risk mainly through its long-term debt and accounts payable and accrued liabilities. The Company finances its operations through a combination of cash flows from operations and borrowings under its Revolving Credit Facility.

Liquidity risk management serves to maintain a sufficient amount of cash and to ensure that the Company has financing sources for a sufficient authorized amount. The Company establishes budgets, cash estimates and cash management policies to ensure it has the necessary funds to fulfil its obligations for the foreseeable future.

The following maturity analysis for non-derivative financial liabilities is based on the remaining contractual maturities as of the balance sheet date. The amounts disclosed reflect the contractual undiscounted cash flows categorized by their earliest contractual maturity date on which the Company can be required to pay its obligation.

The maturity analysis for non-derivative financial liabilities is as follows as of December 31:

	Other long- term loans	Finance lease liabilities	Accounts payable and accrued liabilities (1)	Total
	$	$	$	$
2014

Current maturity	—	6,405	55,594	61,999
2016	—	6,327	—	6,327
2017	106	6,141	—	6,247
2018	—	4,887	—	4,887
2019	100,085	1,078	—	101,163
2020 and thereafter	—	2,657	—	2,657

	100,191	27,495	55,594	183,280

2013

Current maturity	3,883	5,611	58,358	67,852
2015	2,580	5,307	—	7,887
2016	2,584	5,494	—	8,078
2017	90,346	5,310	—	95,656
2018	936	4,055	—	4,991
2019 and thereafter	4,958	3,506	—	8,464

	105,287	29,283	58,358	192,928

(1)	Excludes employee benefits

As of December 31, 2014, the Company’s unused availability under the Revolving Credit Facility and available cash on hand amounted to $206.2 million (unused availability under the ABL, which was repaid on November 18, 2014 as discussed in Note 13, and available cash amounted to $50.3 million in 2013).

Price Risk

The Company’s price risk arises from changes in its oil-derived raw material prices, which are significantly influenced by the fluctuating underlying crude oil markets. The Company’s objectives in managing its price risk are threefold: i) to protect its financial result for the period from significant fluctuations in raw material costs, ii) to anticipate, to the extent possible, and plan for significant changes in the raw material markets and iii) to ensure sufficient availability of raw material required to meet the Company’s manufacturing requirements. In order to manage its exposure to price risks, the Company closely monitors current and anticipated changes in market prices and develops pre-buying strategies and patterns, and seeks to adjust its selling prices when market conditions permit. Historical results indicate management’s ability to rapidly identify fluctuations in raw material prices and, to the extent possible, incorporate such fluctuations in the Company’s selling prices.

As of December 31, 2014, all other parameters being equal, a hypothetical increase of 10% in the cost of raw materials, with no corresponding sales price adjustments, would result in an increase in cost of sales of $43.6 million (an increase in cost of sales of $42.1 million in 2013). A similar decrease of 10% will have the opposite impact.

Capital Management

The Company manages its capital to safeguard the Company’s ability to continue as a going concern, provide sufficient liquidity and flexibility to meet strategic objectives and growth and provide adequate return to its shareholders, while taking into consideration financial leverage and financial risk.

The capital structure of the Company consists of cash, debt and shareholders’ equity. A summary of the Company’s capital structure is as follows as of December 31:

	2014	2013
	$	$
Cash	8,342	2,500
Debt	123,259	129,814
Shareholders’ equity	227,500	230,428

The Company manages its capital structure in accordance with its expected business growth, operational objectives and underlying industry, market and economic conditions. Consequently, the Company will determine, from time to time, its capital requirements and will accordingly develop a plan to be presented and approved by its Board of Directors. The plan may include the repurchase of common shares, the issuance of shares, the payment of dividends and the issuance of new debt or the refinancing of existing debt.

22 - POST REPORTING EVENTS

Adjusting Events

No adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.

Non-Adjusting Events

No adjusting or significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization with the exception of the items discussed below.

On March 9, 2015, the Company declared a cash dividend of $0.12 per common share payable on March 31, 2015 to shareholders of record at the close of business on March 19, 2015. The estimated amount of this dividend payment is $7.3 million based on 60,455,826 shares of the Company’s common shares issued and outstanding as of March 9, 2015.

No other significant non-adjusting events have occurred between the reporting date of these consolidated financial statements and the date of authorization.